                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 10

             GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO
          SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                BIONUTRICS, INC.
                 (Exact Name of Registrant Specified in Charter)


                   Nevada                                     86-0760991
       (State or Other Jurisdiction of                    (I.R.S. Employer
       Incorporation or Organization)                    Identification No.)


  2425 E. Camelback Road, Suite 650, Phoenix, Arizona            85016
       (Address of Principal Executive Offices)               (Zip Code)


        Registrant's Telephone Number, Including Area Code (602) 508-0112


Securities registered under Section 12(b) of the Exchange Act:

                                      None

Securities registered under Section 12(g) of the Exchange Act:

                          Common Stock, $.001 par value
                                (Title or Class)

ITEM 1.           BUSINESS.

GENERAL

         Bionutrics, Inc. ("Bionutrics" or the "Company") was founded to address the incidence of heart attack and stroke, which are among the largest health-care market issues in the western world: the cause of one out of every two adult deaths. The Company has developed a new all-natural product that has been shown to be effective in promoting normal cardiovascular health. The new product is called TRF(25) and will be marketed under the trade name "Clearesterol(TM)". It is based on a patented novel compound (P(25)-tocotrienol), a vitamin-E like complex derived from rice bran. This proprietary vitamin-E replacement has been shown to promote elements associated with normal cardiovascular circulation by lowering LDL cholesterol levels, providing cardiovascular antioxidant protection and encouraging normal blood flow.

         The marketing and sales strategy for the Company is first to launch a new dietary supplement product (trade name evolvE(TM)). evolvE(TM) can be introduced into the U.S. market without the delays associated with the regulatory approval required for food additives and drugs. Once the brand is established, the Company will sell the active ingredient Clearesterol(TM) as a branded ingredient in other companies' products. The Company will employ a strategy similar to the successful NutraSweet(R) branding strategy for the product Equal(R) in which NutraSweet(R) is the proprietary ingredient. The next goal is to explore opportunities to add strategic distribution partners in Europe, the Middle East and Asia. The international market not only represents an opportunity to expand revenue, but also allows the Company to spread the lower regulatory and market risks.

         The Company is currently conducting testing and marketing activities relating to the Company's two principal products, evolvE(TM) and Clearesterol(TM). To date, the Company has made no sales of its products and has had no revenue from sales. Accordingly, there is limited historical financial information about the Company. The Company has generated an accumulated deficit of approximately $5,139,991 through October 1996, and expects to incur a loss in fiscal year 1997. The Company currently does not have firm purchase orders for any of its products. The Company expects to transition from the development stage to the operating stage in the second and third quarters of calendar 1997.

         The research and development relating to the product and production technology began in 1990 and resulted in the formation of LipoGenics, Inc., a Delaware corporation ("LipoGenics") in July 1992. LipoGenics formed NutraGenics, Inc., a Delaware corporation ("NutraGenics (Delaware)") in April 1994 to engage in manufacturing and marketing of the technology developed by LipoGenics pursuant to a licensing arrangement. NutraGenics (Delaware) merged in December 1994 into Nutrition Technology Corporation, a Nevada corporation and wholly owned subsidiary of ERBA Corporation ("ERBA"), a publicly traded Nevada corporation incorporated in 1983. Nutrition Technology Corporation survived the merger and ERBA changed its name to NutraGenics, Inc. NutraGenics, Inc. subsequently changed its name to Bionutrics, Inc. on December 26, 1996.

         Bionutrics completed a merger with LipoGenics on October 31, 1996 and LipoGenics became a wholly owned subsidiary of the Company. Pursuant to the merger, Bionutrics obtained ownership of the proprietary rights previously licensed to it by LipoGenics.

         As used herein, the terms "Bionutrics" and the "Company" refer to Bionutrics, Inc., a Nevada corporation and its subsidiaries, Nutrition Technology Corporation, LipoGenics, Inc., and Bionutrics Health Products, Inc. The Company maintains its principal offices at 2425 East Camelback Road, Suite 650, Phoenix, Arizona and its telephone number is (602) 508-0112.

THE COMPANY'S PRODUCTS

         Bionutrics' proprietary ingredient, Clearesterol(TM), has been shown in animal tests and human trials to promote elements associated with cardiovascular health by altering cholesterol metabolism. Clearesterol(TM) has been shown in animal and human trials to reduce high LDL cholesterol levels, act as a strong cholesterol antioxidant and promote normal circulation by inhibiting clot formation.

         By attacking these three events, TRF(25) and its components have possible application in dietary supplement, drug and food additive products. Because Bionutrics is able to market Clearesterol(TM) as a dietary supplement and advertise, to a certain degree, its functional benefits without FDA approval, the dietary supplement market is the Company's first market priority, ahead of drug and food uses. See "Market and Competition" and "Government Regulations."

         Six years of research created the product and manufacturing technology on which Bionutrics has based its new product. evolvE(TM) is an all natural product extracted from rice bran through a proprietary processing method. Rice bran is a low cost by-product of rice milling. Rice bran has been reported in scientific literature to contain a variety of cholesterol lowering agents with varying degrees of efficacy, including beta-sitosterol, ferulic acid, phytic acid, gamma-oryzanol, soluble fiber and tocotrienols. evolvE(TM) is comprised of a class of compounds that are called tocotrienols, which are in turn part of a larger class of compounds called tocols. Vitamin E ([alpha]-tocopherol) is part of this larger class. All tocols, to varying degrees, are antioxidants. Many, but not all tocotrienols, lower cholesterol. evolvE(TM) compounds, in particular TRF(25), have been shown to be the most active antioxidant and cholesterol lowering agents of all natural tocols -- tocotrienols or tocopherols.

         Vitamin E ([alpha]-tocopherol) was discovered in 1922 and identified as essential for normal spermatogenesis. The name tocopherol is derived from the Greek words tokos and pherein, meaning to bring forth childbirth. Since then numerous physiologic associations have been identified with vitamin E deficiency, such as muscular dystrophy, exudative diathesis, megaloblastosis, pulmonary degeneration, nephrosis and liver necrosis. More generally, vitamin E is the term used for eight naturally occurring essential fat-soluble nutrients. The series are composed of four compounds with a tocopherol structure bearing a phytyl C(16) saturated side chain ([alpha]-,[beta]-, [gamma]-, [delta]- tocopherol) and four compounds with a tocotrienol structure having an unsaturated phytyl side chain bearing three double bonds ([alpha]-,[beta]-, [gamma]-, [delta]-tocotrienol).

         Until recently, very little information was available about the biological activity of tocotrienols. Dr. Asaf Qureshi, while employed at the Wisconsin Alumni Research Foundation ("WARF"), University of Wisconsin, Madison, Wisconsin, led research that demonstrated the cholesterol lowering ability of [alpha]-tocotrienol. A patent was received by WARF for the use of [alpha]-tocotrienol in lowering cholesterol and the patent is now owned by the Company. Subsequent work has shown the other known tocotrienols to be of varying degrees of effectiveness in lowering cholesterol. P(25)-tocotrienol, a new, particularly active, isomer or type of tocotrienol, is found in rice bran as part of a tocotrienol rich fraction (TRF(25)) and a patent on this proprietary ingredient has been granted to the Company by the U.S. Patent and Trademark Office, Patent No. 5,591,772. TRF(25) is extracted from rice bran by a proprietary process and is the primary ingredient in Clearesterol(TM).

         Initial research with TRF(25) was conducted on the modification of blood lipid chemistry, including lowering serum cholesterol, and resulted in identification of the proprietary compounds that demonstrate significant blood cholesterol lowering (hypocholesterolemic) efficacy. A variety of industry and academic studies have shown a correlation of the lowering of blood serum cholesterol levels with a reduction in coronary heart disease caused death. This lowering of cholesterol levels, combined with high antioxidant vitamin E levels in the blood, has been reported to reduce predictive mortality. In animal tests, the Company has achieved P(25)-tocotrienol reduced LDL of approximately 60%. A physician controlled and independently administered double-blind human trial conducted by the Company with TRF(25) demonstrated the effectiveness of this dietary supplement. Results from this study support the earlier animal findings of significant LDL reduction, combined with an improvement of the LDL to HDL ratio, by an average reduction in humans of 16% after only 4 weeks and 22% when combined with a pre-treatment low fat diet.

         Tocol-like antioxidants (including vitamin-E and Clearesterol(TM)) in blood appear to reduce damage caused by oxidizing or "free radical" agents to normal cholesterol and blood vessel wall cells. Clearesterol(TM) research indicates that it is a more effective antioxidant than vitamin-E ([alpha]-tocopherol) or any other known tocols. The research also indicates that unlike the antioxidants vitamin-E or beta-carotene, Clearesterol(TM) may reduce blood cholesterol levels substantially and may reduce the ratio of low density lipoprotein cholesterol ("LDL," commonly referred to as "bad" cholesterol) to high density lipoprotein cholesterol ("HDL," commonly referred to as "good" cholesterol). This combination of high antioxidant activity and lowering of cholesterol levels while reducing the LDL to HDL ratio is a claim not made by any currently approved hypocholesterolemic prescription drug. Clearesterol(TM) appears also to interrupt elements of blood coagulation similar to a therapy with low levels of aspirin but without the side effects of aspirin. For these reasons, the Company believes Clearesterol(TM) represents an important advancement in dietary supplement technology as a potent cholesterol lowering antioxidant which significantly outperforms vitamin-E.

PATENTS AND LICENSING

         LipoGenics has one patent application pending for a method of manufacturing Clearesterol(TM) dietary supplements ("Processing" claims) and Clearesterol(TM) products derived via the proprietary methods ("Products by Process" claims), and has a recently issued U.S. patent, Patent No. 5,591,772, for chemical composition of key compounds in Clearesterol(TM) ("Composition of Structure" claims) and the use of the proprietary Clearesterol(TM) product and its compounds ("Utility" claims). In addition it has corresponding international patent applications as follows:


International
Applications #                 Inventors                    Title
1.  WO 9117985                 A. Qureshi, K.               Processes for recovering tocotrienols,
                               Becker,                      tocopherols and tocotrienol-like compounds
                               M. Wells, R. Lane
2.  WO 930977                  R. Lane, A. Qureshi,         Tocotrienols and tocotrienol-like compounds
                               W. Salser                    and methods for their use


         In addition, LipoGenics owns a patent originally owned by Wisconsin Alumni Research Foundation entitled "Cholesterol Lowering Method of Use" Patent No. 4,603,142.

         In October 1994, Bionutrics entered into a Licensing Agreement (the "License") with LipoGenics, which was modified in October 1995. The License granted Bionutrics the exclusive license to manufacture and market dietary supplements which are based upon the proprietary rights covered by the LipoGenics patent applications. The License also granted Bionutrics a non-exclusive license to use the technology in connection with manufacturing and marketing of certain other health and/or diet products. The License provided that Bionutrics would pay LipoGenics royalties, which royalty obligations have been negated by the merger of LipoGenics into the Company and the acquisition of ownership of the proprietary rights covered by the patent and patent applications.

MARKET AND COMPETITION

         The Company will compete within the health and natural food market in the United States. This market increased from an estimated $7.6 billion of sales in 1994 to an estimated $9.2 billion of sales in 1995. Within this market, dietary supplement sales in 1995 amounted to approximately $3.1 billion, of which approximately $2.0 billion were sales of vitamins. Of the $2.0 billion vitamin market, antioxidants are clearly the growth leader, with Vitamin-E showing extraordinary market gain, resulting in estimated retail sales in excess of $500 million in 1995. Because the Company has not yet commenced its manufacturing and sales activities, it currently does not have a share of any of these markets.

         The Company believes that its products will compete with four other types of compounds: (1) vitamin-E ([alpha]-tocopherol), (2) non-TRF(25) tocotrienols, (3) other products claiming to demonstrate benefits similar to evolvE(TM), and (4) potential over-the-counter switches of past-generation cholesterol-lowering drugs.

         Vitamin-E is established in the market and has accelerating sales. Vitamin-E is manufactured from both natural and chemically synthesized sources. The least expensive forms of vitamin-E tend to be synthetic. Clearly, vitamin-E, especially synthetic vitamin-E, has a price advantage. However, Clearesterol(TM) is believed to be a more effective antioxidant than vitamin-E and it is anticipated that research supporting this fact will be published. In addition, vitamin-E does not lower cholesterol, no matter how much is consumed and no matter how inexpensive it is. Informing the consumer of the evolvE(TM) difference and the importance of that difference will directly impact Bionutrics' marketing success. Several multi-billion dollar manufacturers, including Hoffmen LaRoche, ADM, Henkel, and BASF, market vitamin E.

         Introduction of other non-TRF(25) tocotrienol or tocol-like products by competitors is currently in process. The Company believes evolvE(TM) has advantages over these other products, including a greater base of scientific support and a product source that may be more attractive to consumers (rice bran versus palm oil). Solgar and Tree of Life market a generic tocotrienol product with no health claims. The Company does not expect substantial volumes of other tocotrienol products to be available as a dietary supplement for at least one year.

         Other dietary supplement products, including Pycnogenol, deodorized garlic and Co-Enzyme-Q-10, all have customer overlap with evolvE(TM). The Company believes that these products do not have the same benefit profile of evolvE(TM).

         With respect to ethical drugs, there is the possibility that past-generation cholesterol-lowering prescription drugs could switch to over-the-counter in the next 18 to 36 months. The Company believes evolvE(TM)'s broader, natural, more complete cardiovascular positioning should help to set it apart from the more narrowly positioned past-generation cholesterol-lowering drugs. The Company does not believe it competes directly with current cholesterol-lowering prescription drugs such as Lovastatin (Mevacor) and Zocor by Merck & Co. The Company believes that current prescription drugs constitute a separate market and the Company will not compete directly in such market unless the Company enters the drug market by licensing proprietary TRF(25) compounds to drug manufacturers and marketers.

MARKETING STRATEGY

         Bionutrics intends to promote sales through its marketing plan designed to cultivate customer loyalty and brand identification. The Company is applying for worldwide trademarks for evolvE(TM) and Clearesterol(TM). The trademarks will be used to identify the Company's proprietary and novel

TRF(25) tocol complex and build brand recognition. Marketing efforts will initially focus on the United States.

         The Company believes that the end users of its products will principally be consumers concerned about nutrition and health. Individuals with high cholesterol, or who otherwise have cardiovascular concerns, are prime marketing targets because of their concern about their possible declining health. It is estimated that over 50 million people in the United States suffer from high cholesterol.

         As the first step in its United States marketing efforts, the Company intends to produce and market Clearesterol(TM) as its own branded dietary supplement, evolvE(TM). evolvE(TM) will be brought to the marketplace in a gelcap form (7.5 clear oval) with a dosage of 25 mg. There will be several package sizes with different capsule counts from which to choose. The active ingredient, Clearesterol(TM), will be highlighted in the marketing of evolvE(TM).

         As the evolvE(TM) and Clearesterol(TM) brands become recognized, the Company intends to implement the second step of its United States marketing plan. In this phase, the Company will sell Clearesterol(TM) as a branded ingredient for use in other companies' products. The Company anticipates that Clearesterol(TM) will be sold in a bulk form for use in such produces as multi-vitamins, specially formulated dietary supplements and other dietary supplement applications.

         In addition, after it has commenced both phases of its United States marketing efforts, the Company anticipates that it will explore marketing opportunities in Europe, the Middle East and Asia. The international market represents an opportunity to increase revenue and spread and decrease regulatory and market risks.

         In all three phases of its marketing plan, the Company will utilize its internal resources for marketing activities in two ways. First, it will seek to establish networks of independent distributors and retailers in various submarkets, who will in turn promote sales of the Company's products. Second, it will implement an educational and advertising campaign to create public awareness of Clearesterol(TM), its health benefits and its brand name.

         Bionutrics intends to develop its U.S. market by working through the various submarkets characterizing the dietary supplement business. Such submarkets include retailers (health food stores and mass merchandise retailing), alternative medicine practitioners, multi-level marketing, telemarketing and catalogs. Bionutrics intends to structure its market strategy around a core business of the mass merchandise and health food retailers. The mass merchandise and health food stores marketing program will be directed and managed by Bionutrics' staff primarily through brokers. Clearesterol(TM) will be marketed under Bionutrics' label as well as third party private labels with Clearesterol(TM) identified by logo. Other markets will be approached through potential relationships with partners, brokers, joint venturers or license arrangements. It is currently planned that all products sold will be identified by the Clearesterol(TM) logo, even if it is sold through independent organizations under their private label.

         Retail. Bionutrics believes that its core business will be found in the mass merchandise and large health food retailers and primary marketing efforts will focus on penetrating this market. Market development will prioritize in the sequence of (i) mass merchandise markets (136,000 stores), (ii) health food chains (2,600 stores) and (iii) small health food stores (6,600 stores). The Company believes it can obtain a faster introduction of its products and greater market penetration by concentrating on the larger health food chains and mass merchandise retailers.

         Health Care Practitioners. The alternative medicine market reportedly comprises in excess of 30,000 practitioners in the United States and includes medical doctors, chiropractors, acupuncturists and many osteopathic doctors. Direct sales by these practitioners of dietary supplements to their patients is common and represents a significant portion of the dietary supplement market. Bionutrics intends to market directly with in-house sales representatives to these practitioners with a specially formulated Clearesterol(TM) product.

         Multi-Level Marketing. United States sales of all products by multi-level marketing organizations reportedly exceeds $12 billion annually and is showing a 30% growth rate according to the Multilevel Marketing International Association. There are an estimated 1,200 multi-level marketing companies with an estimated 10 million "distributors". Dietary supplements, personal care and household products represent the primary sales categories for this industry. Bionutrics intends to attempt to contract with leading firms to market a specially formulated series of Clearesterol(TM) derivative products under their private labels displaying the Clearesterol(TM) logo.

         Catalog/Mail Order. Catalog sales have had a long and important history in merchandising. Because of convenience and price, catalogs and mail-order have been important for health and personal care merchandising. AARP (American Association of Retired People) leads the current catalog outlets selling dietary supplements with 20 million members. Demographically, AARP is ideally situated for dietary supplement sales. In addition to AARP, there are numerous mail-order houses of virtually all sizes. The advantage of mail-order to Bionutrics is simplicity, bulk sales and cost advantage. Bionutrics intends to entertain both contracts with established and successful catalog houses for private label products (with the Clearesterol(TM) logo) as well as the development of its own label for such marketing.

         Bionutrics' educational and advertising efforts will focus on educating consumers about the Company's product benefits within the guidelines established by the Dietary Supplement Health and Education Act of 1994 ("DSHEA"). See "Government Regulation" below. The Company intends to disseminate three related types of information: normal cardiovascular circulation; the relevance of diet and exercise; and the significance of Clearesterol(TM) to normal cardiovascular circulation, good health and quality of life. Three elements that help explain the relationship between normal cardiovascular circulation and evolvE(TM) are already familiar to a certain extent with the target population: (1) LDL/HDL-cholesterol, (2) antioxidants, and (3) aspirin-anticoagulant circulation therapy. The Company will use these elements, correctly stated within the guidelines of DSHEA, as a foundation to communicate its "story" about the importance of evolvE(TM) as a dietary supplement. The Company intends to utilize scientific and medical journals, health and general publications and electronic media to help develop an evolving story with new research findings constantly being reported to keep evolvE(TM) highly visible to the consumer. The Company also plans to sponsor continuing independent research to demonstrate the effects of the active ingredient, TRF(25) on critical aspects of normal cardiovascular circulation in a logical and systematic way.

OPERATIONS AND PRODUCTION

         The Company's manufacturing operation involves conversion of raw rice bran into Clearesterol(TM) encapsulated in a soft gel. The proprietary process involves "stabilizing" and selective extraction and concentration of the rice bran followed by encapsulation. The Company contracts processing services to perform most of the requisite steps in manufacturing Clearesterol(TM). The technically most sensitive steps will be undertaken directly by Bionutrics and its business partners. The Company plans to continue to optimize the manufacturing process with a proprietary system and believes this system could reduce manufacturing costs significantly over the next few years. In addition, the Company has entered into a joint venture with Incon Technologies, LLC, that provides for the research and development of non-proprietary dietary supplements, non-proprietary nutritional and health-promoting products, and for the manufacture and sale of existing as well as newly developed supplements and products.

         The supplies used in Bionutrics' manufacturing process are widely available. The raw material for Clearesterol(TM) is rice bran, a rice milling byproduct in abundant supply. Bionutrics is currently negotiating a supply agreement with millers of retail rice products in the U.S. The Company intends to obtain the appropriate rice bran in a raw form. There is sufficient rice bran produced in the U.S. to exceed Bionutrics' projected needs by several orders of magnitude. The bran will have to be processed to a limited degree as it is milled. Cost of the raw bran varies seasonally, but is anticipated to be less than $150 per ton on average.

         Bionutrics places the highest importance on the quality of its product. One of the particularly difficult aspects for "natural" health oriented products is that the composition of raw products is not consistent. Contents of key plant molecules that are the focus of production vary from plant to plant, batch to batch and harvest to harvest. The Company will very tightly monitor processing, control quality and Clearesterol(TM) concentration. The Company will maintain a fully equipped analytical laboratory to provide quality assurance and control output from one batch to the next. Bionutrics' production strategy and methods are also designed specifically to insure consistency and the necessary quality control.

EMPLOYEES

         The Company currently employs 19 people, including five people with consulting agreements. Of the current employees and consultants, five are involved in marketing and sales, seven in operations and seven in corporate and general administration.

RISK FACTORS

         Limited Operating History; Accumulated Deficit; Possible Need for Additional Capital. The Company began its current business activity in 1994. The Company has made no sales of its products and the Company has had no revenue from sale of its products. Accordingly, there is limited historical financial information about the Company upon which to base an evaluation of the Company's performance or to make a decision regarding an investment in shares of the Company's Common Stock. The Company has generated an accumulated deficit of approximately $5,139,991 through its fiscal year ended October 1996, and expects to incur a loss in fiscal year 1997. The Company's operations to date have related primarily to research and development activities. The Company is currently conducting testing and marketing activities relating to the Company's two principal products, evolvE(TM), a vitamin E replacement dietary supplement, and the active ingredient, Clearesterol(TM). The Company currently does not have firm purchase orders for any of its products, and there can be no assurance that its products will ever be sold or that those products that are sold will achieve significant levels of market acceptance. As a result, the Company's business will be subject to all of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise including limited capital, delays in product development, possible cost overruns due to price and cost increases in raw product and manufacturing processes, uncertain market acceptance and the absence of an operating history. Therefore, there can be no assurance that the Company's business or products will be successful or that the Company will be able to achieve or maintain profitable operations. No assurance can be given that the Company will not encounter unforeseen difficulties that may deplete its capital resources more rapidly than anticipated.

         To become and remain competitive, the Company may be required to make significant investments in research and development on an ongoing basis. The Company from time to time may seek additional equity or debt financing to provide for the capital required to maintain or expand the Company's marketing and production capabilities. The timing and amount of any such capital requirements cannot be predicted at this time. There can be no assurance that any such financing will be available on acceptable terms. If such financing is not available on satisfactory terms, the Company may be unable to develop and expand its business, develop new products, or develop new markets at the rate desired and its operating results may be adversely affected. Debt financing increases expenses must be repaid regardless of operating results. Equity financing could result in additional dilution to existing shareholders.

         Market Risks of a New Business. The Company has formulated its business plans and strategies based on certain assumptions regarding the size of the dietary supplement market, the Company's anticipated share of this market, and the estimated price and acceptance of the Company's products. These assumptions are based on the best estimates of the Company's management. There can be no assurance that the Company's assessments regarding market size, potential market share attained by the Company, the price at which the Company will be able to sell its products, market acceptance of the Company's products or a variety of other factors will prove to be correct. Any future success that the Company might enjoy will depend upon many factors including factors which may be beyond the control of the Company or which cannot be predicted at this time. These factors may include changes in the dietary supplement industry, governmental regulation, increased levels of competition including the entry of additional competitors and increased success by existing competitors, changes in general economic conditions, increases in operating costs including costs of production, supplies, personnel, equipment, and reduced margins caused by competitive pressures and other factors.

         Competition. Competition in the nutritional supplement industry is vigorous with a large number of businesses engaged in the industry. The Company anticipates marketing to mass merchandise and high volume health-food retailers and will face competition from vitamin and other health related products that will be competing for the same shelf space. Many of the competitors have established reputations for successfully developing and marketing dietary supplement products. Many of such companies have greater financial, managerial, and technical resources than the Company, which may put it at a competitive disadvantage. For example, such channels of distribution also often require the expenditure of significant up front capital to capture shelf space, which may put the Company at a competitive disadvantage to better capitalized firms. If the Company is not successful in competing in this market, it may not be able to recognize its business objectives.

         Governmental Regulation. The processing, formulation, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies. Although Congress has recently recognized the potential impact of dietary supplements in promoting the health of U.S. citizens by enacting the Dietary Supplemental Health Education Act of 1994 ("DSHEA"), which severely limits the Food and Drug Administration's jurisdiction in regulating dietary supplements, there is no way to predict the potential effect of DSHEA. Further, because of the technical requirements imposed by DSHEA, it may be difficult for any company manufacturing or marketing dietary supplements to remain in strict compliance. The Food and Drug Administration ("FDA") has recently proposed regulations with the purpose of implementing DSHEA and proposals have been made to modify or change the provisions of DSHEA. It is impossible to predict whether those regulations or proposed changes will become law or the effect that such regulations or proposed changes, if implemented, will have on the business and operations of the Company.

         Reliance on Limited Number of Products. The Company's only products are based on one vitamin E-like complex, TRF(25) derived from rice bran. The Company will market a dietary supplement and the active ingredient for inclusion in other company's products. The dependence on one product increases the risk since a decline in the market demand for the Company's products as well as the products of other companies utilizing the Company's product could have a significant adverse impact on the Company.

         Dependence on Marketing Efforts. The Company is dependent on its ability to market its product to large mass merchandise and health food retailers and to other companies for use in their products. The Company does not anticipate that it will have long-term contractual relationships with any of its customers. The Company must increase the level of awareness of dietary supplements in general and the Company's products in particular. The Company will be required to devote substantial management and financial resources to this marketing and advertising effort and there can be no assurance that these efforts will be successful.

         Science and Technology. The Company has invested six years in research and development to demonstrate the potential value of its technology. The Company has chosen to apply for patent protection of strategic elements of this technology. There is no assurance that the science upon which the technology is based will not be refuted or otherwise drawn into question by further research conducted by the Company or independent laboratories.

         Dependence on Management. The Company is dependent on its management, particularly Dr. Ronald Lane, a founder and the chief executive officer, for all its business activities, including the advancement of the Company's identity and recognition in the dietary supplement industry. The Company is dependent on its ability to attract, retain and motivate additional qualified personnel. There are no long-term employment or other agreements with any executive officer or key employee. The loss of the services of Dr. Lane or other key employees could have a material adverse effect on the business of the Company.

         Dependence on Manufacturers. The Company intends to enter into manufacturing agreements with third-party manufacturers that are not anticipated to be long-term. The Company may be adversely impacted by any difficulties encountered by third-party manufacturers that result in product defects, production delays or the inability to fulfill orders on a timely basis. In the event that a manufacturer can not meet the Company's manufacturing and delivery requirements at some time in the future, the Company may suffer interruptions of delivery while it arranges for alternative manufacturing sources. This can be delayed in the event that the Company must complete a review of a manufacturer's quality control and manufacturing capabilities.

         Patents, Licenses and Intellectual Property Claims. The Company's success depends in part on its ability to obtain patents, licenses and other intellectual property rights covering its products. The Company's intellectual property rights and patents are held by its subsidiary, LipoGenics. LipoGenics has one U.S. patent application pending and two international applications pending. The process of seeking patent protection can be long and expensive, and there can be no assurance that all patents will issue from currently pending or future applications or that any of the patents when issued will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. The Company may be subject to or may initiate interference proceedings in the U.S. Patent and Trademark Office. Such proceedings could demand significant financial and management resources. The Company may in the future receive communications alleging possible infringement of patents or other intellectual property rights of others. The Company believes that in most cases it could obtain any necessary licenses or other rights on commercially reasonable terms, but no assurance can be given that licenses would be available on acceptable terms, that litigation would not ensue or that damages for any past infringements would not be assessed. Litigation, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. The failure to obtain necessary licenses or other rights or litigation arising out of infringement claims could have a material adverse effect on the Company.

         Thin Market; Possible Volatility of Stock Price. There has been a limited public market for the Common Stock of the Company. There can be no assurance that an active public market will be developed or sustained. The Company is a development stage company whose success is dependent on certain intangible intellectual property and the Company may therefore not meet established criteria for valuation of its Common Stock such as book value, assets or net worth. The stock markets have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors may adversely affect the market price of the Common Stock.

         Shares Eligible for Sale. Of the 15,067,979 shares outstanding as of October 31, 1996, 9,331,807 are eligible for resale in the public markets. Of these eligible shares, 7,384,066 shares are eligible for resale in the public markets subject to compliance with Rule 144 under the Securities Act of 1933, as amended (the "1933 Act"), and 1,947,741 are eligible for resale in the public markets either as unrestricted shares or pursuant to Rule 144(k). In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated for purposes of Rule 144) who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock of the Company, or, if the Common Stock is quoted on Nasdaq or a stock exchange, the average weekly trading volume in Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about the Company. A person who is not an affiliate, who has not been an affiliate within three months prior to sale, and who beneficially owns restricted securities with respect to which at least three years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above.

GOVERNMENT REGULATION

         The manufacturing, packaging, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more federal agencies.

         The FDA, the most active regulatory authority exercising jurisdiction over vitamins, minerals and other dietary supplements, regulates the Company's products under the FDCA and regulations promulgated by the FDA to implement this statute. In 1976, the FDA's ability to regulate the composition of dietary supplements was restricted in several material respects by the Proxmire Amendment to the FDCA. Under this Amendment, the FDA is precluded from establishing maximum limits on the potency of vitamins, minerals and other dietary supplements, from limiting the combination or number of any vitamins, minerals or other food ingredients in dietary supplements, and from classifying a vitamin, mineral, or combination of vitamins and minerals as a drug solely because of its potency. However, the Proxmire Amendment did not affect the FDA's authority to determine that a vitamin, mineral or other dietary supplement is a new drug on the basis of drug claims made in the product's labeling. Such a determination would require deletion of the drug claims, or the Company's submission and the FDA's approval of a new drug application, which entails costly and time-consuming clinical studies.

         In 1990, the FDA's authority over dietary supplement labeling was expanded in several respects by the Nutrition Labeling and Education Act ("NLEA"). This statute amended the FDCA by establishing a requirement for the nutrition labeling of most foods, including dietary supplements. In addition, the NLEA prohibits the use of any health benefit claim ("health claim") in dietary supplement labeling unless the claim is supported by significant scientific agreement and is pre-approved by the FDA. Interested companies may petition the FDA for the approval of health claims. To date, the FDA has approved health claims for dietary supplements only in connection with the use of calcium for prevention of osteoporosis and the use of folic acid for prevention of neural tube defects. The NLEA also allows nutrient content claims characterizing the level of a particular nutrient in a dietary supplement (e.g., "high in," "low in," "source of") if they are in compliance with definitions issued by the FDA. Significantly, the NLEA precludes any state from mandating nutritional labeling, nutrient content claim or health claim requirements which differ from those established under the NLEA, as a result of which the Company's products will not be subject to inconsistent labeling requirements.

         In October 1994, the FDCA was amended by enactment of the DSHEA, which introduced a new statutory framework governing the composition and labeling of dietary supplements which, in the Company's judgment, is in some parts favorable to the dietary supplement industry while imposing additional burdens in other parts. With respect to composition, the DSHEA creates a new class of "dietary supplements," dietary ingredients consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, under the DSHEA, dietary ingredients on the market before October 15, 1994 may be sold without obtaining the FDA pre-approval and without notifying the FDA. On the other hand, a new dietary ingredient (one not on the market before October 15, 1994) requires proof that it has been used as an article of food without being chemically altered, or evidence of a history of use or other evidence establishing that it is reasonably expected to be safe. The FDA must be supplied with such evidence at least 75 days before the initial use of a new dietary ingredient. There can be no assurance, however, that the FDA will accept the evidence of safety for any new dietary ingredients the Company may decide to use, and the FDA's refusal to accept such evidence could result in judicial proceedings by the FDA to prevent the sale of products containing the new dietary ingredient as being adulterated.

         As for labeling, the DSHEA permits "statements of nutritional support" for dietary supplements without FDA pre-approval. Such statements may describe how particular dietary ingredients affect the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being (but may not state that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease), nor can a claim be made which would be interpreted as a health claim under NLEA. A company making a statement of nutritional support must possess substantiating evidence for the statement, disclose on the label that the FDA has not reviewed the statement and that the product is not intended for use for a disease, and notify the FDA of the statement within 30 days after its initial use. However, there can be no assurance that the FDA will not determine that a given statement of nutritional support the Company decides to make is a drug claim rather than an acceptable nutritional support statement. Such a determination would require deletion of the drug claim or the submission by the Company and the approval by the FDA of a new drug application, which would entail costly and time-consuming clinical studies. In addition, if the FDA takes the position that a claim is a "health claim," rather than a statement of material support, the Company would need prior agency approval. There can be no assurance that the FDA will accept as adequate such substantiation as is provided for nutritional support claims. The DSHEA allows the dissemination of "third party literature", publications such as reprints of scientific articles that link particular dietary ingredients with health benefits. Third party literature may be used in connection with the sale of dietary supplements to consumers. Such a publication may be so distributed if it is not false or misleading, if no particular manufacturer or brand of dietary supplement is mentioned, if the publication is presented in such manner so as to offer a balanced view of available scientific information on the subject matter, if it is physically separated from products when used in a retail establishment and if it does not have any other information appended to it. There can no assurance, however, that all pieces of third party literature that may be disseminated in connection with the Company's products will be determined by the FDA to satisfy each of these requirements, and any such failure to comply could subject the product involved to regulation as a new drug.

         In December 1995, the FDA proposed regulations to implement certain DSHEA labeling provisions, which were expected to be finalized in late 1996 and to become effective by January 1, 1997 (although the FDA has indicated that it may delay the effective date until January 1, 1998). The

DSHEA also requires that dietary supplements be prepared, packed and held under conditions which meet the good manufacturing practice ("GMP") regulations to be promulgated by the FDA with respect to dietary supplements. The FDA has not yet proposed GMP regulations for dietary supplements. Therefore, there can be no assurance that the Company's proposed production facilities will meet all of the GMP regulations when issued by the FDA with respect to dietary supplements, and the Company may be required to expend resources to take appropriate action to comply with such regulations.

         The FTC, which exercises jurisdiction over the advertising of dietary supplements, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees, agency cease and desist orders, judicial injunctions and the payment of fines by the companies involved. In addition, the FTC has increased its scrutiny of infomercials. There can be no assurance that the FTC will not question the Company's advertising in the future. The FTC has been very active in enforcing its requirements that companies possess adequate substantiation in their files for claims in product advertising.

         The Company intends to manufacture certain products pursuant to contracts with customers who will distribute the products under their own or other trademarks. Such customers are subject to the governmental regulations discussed in this section in connection with their purchase, marketing, distribution and sale of such products, and the Company will be subject to such regulations in connection with the manufacture of such products and its delivery of services to such customers. However, the Company's contract manufacturing customers are independent companies, and their labeling, marketing and distribution of such products is beyond the Company's control. The failure of these customers to comply with applicable laws or regulations could have a material adverse effect on the Company. Governmental regulations in foreign countries where the Company plans to sell products may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations generally will be the responsibility of the Company's customers in those countries. Those customers are independent companies over which the Company will have no control.

         The FDA has broad authority to enforce the provisions of the FDCA applicable to dietary supplements, including the power to seize adulterated or misbranded products or unapproved new drugs, to request their recall from the market, to enjoin their further manufacture or sale, to publicize information about a hazardous product, to issue warning letters, and to institute criminal proceedings. The Company may be subject to additional laws or regulations administered by the FDA or other regulatory authorities, the repeal of laws or regulations which the Company might consider favorable, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

ITEM 2.           FINANCIAL INFORMATION.

SELECTED FINANCIAL DATA

         The following selected financial data should be read in conjunction with the Company's consolidated financial statements and the related notes and with the Company's management's discussion and analysis of financial condition and results of operations, provided elsewhere herein. See Item 15. "Financial Statements and Exhibits" for the historical financial statements of, and other financial information regarding, the Company.

STATEMENT OF EARNINGS DATA

                                                                      JULY 13, 1992
                                                   TEN MONTH       (DATE OF INCEPTION)
                                YEAR ENDED        PERIOD ENDED        TO OCTOBER 31,
                             OCTOBER 31, 1996   OCTOBER 31, 1995          1996
                             ----------------   ----------------   -------------------
Revenue                      $    20,000        $    50,000        $    72,448
Operating Expense              2,996,880            341,900          4,965,674
Other Income (Expense)           (30,667)           (39,585)          (246,765)
Net Loss                      (3,007,547)          (331,485)        (5,139,991)
Loss per share(1)                   (.26)              (.03)


BALANCE SHEET DATA


                     OCTOBER 31, 1996      OCTOBER 31, 1995
                     ----------------      ----------------
Working capital           $4,739,882       $  184,546
Total assets               6,217,348        1,099,521
Total liabilities            936,478          544,654
Stockholders equity        5,280,870          554,867


(1) Loss per share based upon total weighted average shares outstanding for the period of 11,564,327 as of October 31, 1996 and 9,853,970 as of October 31, 1995. These shares do not include an aggregate of 2,128,144 of additional shares of Common Stock as of October 31, 1996 and 800,288 of additional shares as of October 31, 1995, respectively, that may be issued upon exercise of outstanding stock options, warrants and conversion of debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The following discussion presents information about the financial condition, liquidity and capital resources, and results of operations of the Company as of and for the year ended October 31, 1996. This information should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto.

         The Company reported a net loss of $3,007,547 for the 12 months ended October 31, 1996. The net loss resulted from expenses of $2,996,880 including $626,735 for research and development and $452,688 in product testing. Revenue for the twelve months ended October 31, 1996 was $20,000.

         As discussed in Note 1, the Company is a development stage company. Its planned operations are the development, manufacturing, marketing and selling of dietary supplements using proprietary technology. As of October 31, 1996 its wholly owned subsidiaries were Nutrition Technologies Corporation and LipoGenics, Inc. LipoGenics was acquired, effective October 31, 1996, through the exchange of the Company's Common Stock for all the outstanding stock of LipoGenics. Subsequent to October 31, 1996, the Company changed its name to Bionutrics, Inc. and created a new subsidiary, Bionutrics Health Products, Inc., to market the Company's products.

FINANCIAL CONDITION

         The Company's working capital was $4,739,882 as of October 31, 1996. It's current ratio was 6.06 as of October 31, 1996.

         As discussed in Note 1, the Company is in the development stage and there was no inventory as of October 31, 1996. Management plans to transition the Company from the development stage to the operating stage in the second and third quarters of calendar 1997. The Company does not anticipate a significant change in the number of employees.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's cash requirements have primarily related to the need to pay fees to professionals in the course of research and development of the proprietary product, to develop manufacturing capability, and to build the marketing organization for the purpose of selling the proprietary product.

         The Company has funded its development stage costs primarily through the proceeds of private placements of Common Stock, and has the liquidity to meet its business needs for the next year. The primary business need is the investment in manufacturing equipment and personnel. On October 31, 1996, the Company completed a Regulation S offering in the amount of $5,000,000 to one overseas investor.

         The Company had no long-term debt as of October 31, 1996.

         As discussed in Note 1, the Company's continuation as a going concern is dependent upon its ability to evolve from a development stage to an operating stage company. To achieve the operating stage, management has developed a plan which, if successful, will allow for the Company to generate sufficient cash flow to meet its obligations on a timely basis, secure agreements regarding the manufacturing and distribution of the dietary supplement product, obtain additional equity financing as may be required, and ultimately, attain profitable operations.

RESULTS OF OPERATIONS

         The Company reported a net loss of $3,007,547 on revenue of $20,000 for the 12 months ended October 31, 1996. The Company reported a net loss of $331,485 on revenue of $50,000 for the 10 months ended October 31, 1995. The Company reported a cumulative net loss of $5,139,991 on cumulative revenue of $72,448 from July 13, 1992 (the date of the combined Company's inception) to October 31, 1996.

         Consulting, research and development, and other operating expenses were $2,996,880 for the 12 months ended October 31, 1996. Consulting research and development, and other operating expenses were $341,900 for the 10 months ended October 31, 1995. Cumulative consulting, research and development, and other operating expenses were $4,965,674 from July 13, 1992 (the date of the combined Company's inception) to October 31, 1996.

         Interest expense was $45,019 and interest income was $14,352 for the 12 months ended October 31, 1996. Interest expense was $52,391 and interest income was $12,806 for the 10 months ended October 31, 1995. Interest expense was $283,913 and interest income was $37,148 from July 13, 1992 (the date of the combined Company's inception) to October 31, 1996.

ITEM 3.           PROPERTIES.

FACILITIES AND EQUIPMENT

         The Company leases its principal executive offices in Phoenix, Arizona. The total rental expense for fiscal year 1996 was $96,000. The Company also leases a small production and storage facility in Louisiana.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of January 15, 1997 by (i) each executive officer of the Company, (ii) each director of the Company, (iii) certain key employees, (iv) all directors, executive officers and key employees of the Company as a group, and (v) each person known by the Company to be the beneficial owner of more than five percent of the Common Stock.


NAME OF BENEFICIAL OWNER              AMOUNT BENEFICIALLY           PERCENT
------------------------                  OWNED(1)(2)               -------
                                          -----------
Ronald H. Lane, Ph.D.(3)(4)                3,200,469                20.98%
George E. Duck, Jr.(3)                           ---                  *
Steven H. Friedman(3)                            ---                  *
D. Michael Wells(3)                          398,216                 2.61%
Richard M. Feldheim(3)(5)                    934,182                 6.12%
Ian R. Ferrier, M.D., Ph.D.(3)               110,949                  *
Steve Henig, Ph.D.(3)(6)                     670,666                 4.40%
C. Everett Koop, M.D., Sc.D.(3)(7)           200,000                 1.31%
William M. McCormick(3)(8)                   391,667                 2.57%
Milton Okin(3)(9)                            550,000                 3.60%
Frederick Rentschler(3)                      162,092                 1.06%
Winston A. Salser, Ph.D.(3)(10)              861,299                 5.65%
Total Directors, Officers                  7,479,540                49.02%
   and Key Employees
   (12 persons)(11)

Other 5% Shareholders:
LipoGenics, Inc.(12)                       1,202,886                 7.88%
Spanswick(13)                              1,000,000                 6.55%


*      Less than 1% of the outstanding shares of Common Stock.

(1) Except as indicated, and subject to community property laws when applicable, the persons named in the table above have sole voting and investing power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes shares of Common Stock issuable to the identified person pursuant to stock option or warrants that may be exercised within 60 days after January 15, 1997. In calculating the percentage of ownership, such shares are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by any other stockholders.

(3) Each of such persons may be reached through the Company at 2425 E. Camelback Road, Suite 650, Phoenix, Arizona 85016.

(4) Represents shares held of record by R.H. Lane Limited Partnership of which Mr. Lane is the general partner.

(5) Includes 133,280 shares held of record by Millrich Corporation, a company controlled by Mr. Feldheim, 19,826 shares held of record by Abby's, Inc., a corporation controlled by Mr. Feldheim, and 781,076 shares held of record by the R. M. Feldheim Limited Partnership of which Mr. Feldheim is the general partner. He shares voting power over the shares held by Millrich Corporation and Abby's, Inc.

(6) Represents 560,522 shares and 110,144 shares issuable upon exercise of an option held by Hunt-Wesson, Inc., of which Mr. Henig disclaims beneficial ownership.

(7) Includes 180,000 shares issuable upon exercise of options granted by the Company.

(8) Includes 300,000 shares issuable upon exercise of warrants. Does not include 30,000 shares held by Mr. McCormick's wife or 20,000 shares held by Mr. McCormick's minor children, of which shares he disclaims beneficial ownership.

(9) Does not include 100,000 shares held by family members of Mr. Okin, of which shares he disclaims beneficial ownership.

(10) Includes 100,000 shares held by the Salser Family Partnership No. 1. Mr. Salser shares voting power with respect to these shares with other family members.

(11) Includes 590,144 shares issuable upon the exercise of options and warrants within 60 days of December 20, 1996.

(12) The address of LipoGenics is 2425 E. Camelback Road, Suite 650, Phoenix, Arizona 85016. LipoGenics is a wholly owned subsidiary of the Company.

(13) The address of Spanswick is P.O. Box 71, Craigmuir Chambers, Roadtown, Tortola, BVI.

ITEM 5.           DIRECTORS AND EXECUTIVE OFFICERS.

         The officers, directors and significant employees of Bionutrics are as follows:

                                                                     TERM AS
                                                                     DIRECTOR
         NAME                  AGE    POSITION                       EXPIRES

Ronald H. Lane, Ph.D.          52     Chairman of the Board, Chief   1997
                                      Executive Officer and
                                      President
George E. Duck, Jr.            39     Vice President, Chief
                                      Financial Officer, Secretary
                                      and Treasurer
Steven H. Friedman             51     Executive Vice President,
                                      Marketing and Sales of
                                      Bionutrics Health Products,
                                      Inc.
D. Michael Wells               47     President of Nutrition         1997
                                      Technology Corporation and
                                      Director
William M. McCormick           56     Vice Chairman of the Board     1997
Richard M. Feldheim            56     Director                       1998
Ian R. Ferrier, M.D., Ph.D.    53     Director                       1997
Steve Henig, Ph.D.             54     Director                       1998
C. Everett Koop, M.D., Sc.D.   80     Director                       1999
Milton Okin                    81     Director                       1999
Frederick B. Rentschler        57     Director                       1999
Winston A. Salser, Ph.D.       57     Director                       1998


RONALD HOWARD LANE, PH.D. has served as Chairman of the Board, Chief Executive Officer and President of the Company since December 1994 and its predecessor, NutraGenics (Delaware) since April 1994 and has served as director, President and Chief Executive Officer of LipoGenics since July 1992. Dr. Lane received a Ph.D. and post-doctorate NIH fellowship from the University of Wisconsin (Madison) in Neurophysiology and is responsible for directing Bionutrics' corporate development and growth. Dr. Lane spearheaded the development of the technology at LipoGenics and has been employed previously with Norcap Financial Corporation, The National Western Group, Inc. (an investment company), and Taylor Pierson Corporation.

STEPHEN FRIEDMAN has served as Executive Vice President Marketing and Sales of Bionutrics since November 1996. Mr. Friedman is a graduate of Syracuse University and holds an MBA from Suffolk University in Boston. He served as Vice President Marketing and Sales and Group Vice President Personal and Diagnostic Products at Carter Wallace from 1977 to 1996 with responsibility for leading healthcare and health and beauty aids products. Prior to Carter Wallace he has held officer positions in consumer marketing and sales at Lever Brothers.

GEORGE E. DUCK, JR. has served as Executive Vice President and Chief Financial Officer of the Company since October 1996 and has served as director, Vice President, Secretary and Treasurer of LipoGenics since November 1996. Mr. Duck, who is a CPA, was Vice President and Chief Financial Officer of the Custom Foot Corporation from March 1996 to October 1996. He was Vice President and Chief Financial Officer of the Coca Cola Bottling Company of New York, Inc. from March 1992 to March 1996 and its Treasurer from 1986 to 1992. Previously he had been Controller for Joyce Beverages, a 7-Up/Royal Crown Cola Bottler and Distributor as well as Manager of Accounting for Pepsico, Inc. Mr. Duck began his career at the firm of Coopers & Lybrand upon graduation from Pace University.

D. MICHAEL WELLS has served as President of Nutrition Technology Corporation since November 1996. He also has served as director of the Company and its predecessor NutraGenics (Delaware) since December 1994 and served as Secretary and Treasurer of the Company and NutraGenics (Delaware) from April 1994 to October 1996. Mr. Wells served as a director for LipoGenics from July 1992 until October 1996. He served as General Manager of Zapata Protein (USA), Inc. from 1995 to 1996 and is an inventor of portions of the technology. Mr. Wells was previously employed by Riviana Foods, Inc. of Houston, Texas as a General Manager of their Abbeville, Louisiana rice milling operations. Mr. Wells received a B.S. in chemistry from Southeastern Oklahoma State University and undertook graduate work in physical organic chemistry at East Texas State University. Previously, Mr. Wells was employed as Director of Technical Affairs for Conway Oil and Division Quality Assurance Manager for Safeway Stores, Inc., which included new product development management.

WILLIAM M. MCCORMICK is the Vice Chairman of the Company's Board and has been a member of the Board of Directors since May 1996. Mr. McCormick was President, Chief Executive Officer and a director of PennCorp Financial Group, Inc., a NYSE company, from 1990 to 1995 and remains a director. Prior thereto, Mr. McCormick was employed by the American Express Company. His titles ranged from Senior Vice President Finance, Systems & Operations of the American Express International Banking Corporation to President of American Express' Travel Related Services Company. Mr. McCormick then spent five years as Chairman and CEO of Fireman's Fund Insurance. After graduating from Yale, Mr. McCormick spent his early years in investment banking and management consulting with Donaldson, Lufkin & Jenrette and McKinsey & Company, Inc., respectively.

C. EVERETT KOOP, M.D., SC.D. is the former Surgeon General of the United States and has been a member of the Board of Directors since October 1995. Dr. Koop's past and present committee and board of director elections include the World Health Organization, Pan American Health Organization, American College of Surgeons, National Library of Medicine, Association of Military Surgeons of the United States, Biopure Corporation, Neurocrine, Aprex, and the Carnegie Council. Faculty appointments include Professor of Pediatrics at University of Pennsylvania School of Medicine, Elizabeth DeCamp McInery Professor, Dartmouth, Senior Scholar of C. Everett Koop Institute at Dartmouth, and Distinguished Scholar at Carnegie Foundation for the Advancement of Teaching. Dr. Koop's hospital and administrative appointments include President of the Children's Hospital of Philadelphia and Pediatric Surgical Consultant of the U.S. Naval Hospital of Philadelphia. Dr. Koop received an M.D. at Cornell University Medical College and a Sc.D. from the University of Pennsylvania (Medicine).

MILTON OKIN has been a member of the Board of Directors since October 1995. Mr. Okin has many years of diet and health food development experience, having created Weight Watchers low calorie foods that he subsequently sold to Weight Watchers International. Mr. Okin developed a unique all natural Vitamin C from acerola berry grown in plantations in Puerto Rico and Florida. The acerola operation was sold to Booker McConnell Ltd. of England in 1978. Mr. Okin has owned and operated a chain of health food related retail stores including outlets in Sears Roebuck and Company, and presently owns a mail order vitamin and health products business in Hastings, N.Y. Mr. Okin is a biochemist graduate of New York City College with graduate research at Mount Sinai Hospital in lipids, cholesterol and vitamins.

IAN R. FERRIER, M.D., PH.D. has been a member of the Board of Directors since October 1995 and was a director of NutraGenics (Delaware) from April 1994 until December 1994 and a director of LipoGenics from July 1992 until October 1996. He is a founder of Bogart Delafield Ferrier, Inc., a pharmaceutical and food industry consulting firm and has been with that firm since 1980. He serves on the board of directors of Nastech, Inc. and Dynagen, Inc. and on the compensation committee of Nastech, Inc. Dr. Ferrier has had over two decades of management and marketing experience in international healthcare, ethical pharmaceuticals, diagnostics and devices, generic drugs, and animal health. Dr. Ferrier has guided the growth of several multinational pharmaceutical companies through both internal development and acquisitions and has had senior level responsibility for technical development, commercialization and marketing of new healthcare products in the global marketplace. Dr. Ferrier was previously affiliated with ICI Pharmaceuticals, Kalichemie (Solvay et Cie); McCann Healthcare; Covington Group; Monadnock Medical; University of Edinburgh Teaching Hospitals; University of Bristol Teaching Hospitals. He earned his M.D. at the University of Edinburgh School of Medicine and holds a Ph.D. in Pharmacology (University of Edinburgh).

STEVE HENIG, PH.D. has been a member of the Board of Directors since October 1995 and served as a director of LipoGenics from August 1992 until October 1996. He has served as Senior Vice President of Technology and Marketing Services for Hunt-Wesson, Inc. since 1992. He joined

Hunt-Wesson in 1983 as Vice President of Research and Development. His previous position was Vice President of Corporate Research & Development and Corporate Engineering for Land O'Lakes, Inc. in Minneapolis, Minnesota. Prior to that he held positions with Pillsbury Company and General Foods Corporation. Dr. Henig received his Bachelor of Science Degree in Chemical Engineering and a Master of Science Degree in Food and Biotechnology from the Technion-Israel Institute of Technology. He earned his Ph.D. Degree in Food Science from Rutgers University, New Brunswick, New Jersey.

FREDERICK B. RENTSCHLER has been a member of the Board of Directors since October 1995 and served as a director of LipoGenics from January 1993 until October 1996. He is Chairman of the Board of the Salk Institute in La Jolla, California. He serves on the board of directors and compensation committee of International Game Technology, a NYSE company. He served as President and Chief Executive Officer of Beatrice Companies from 1987 to 1990, having completed a leveraged buyout of Beatrice Companies in 1986 with the firm of Kohlberg, Kravis, Roberts & Company. Prior to Beatrice, Mr. Rentschler was employed as President/Chief Executive Officer of Armour-Dial and, subsequently had the same responsibility at Hunt-Wesson. Following his retirement from Beatrice, he served as President/Chief Executive Officer of Northwest Airlines and remains on their Board of Directors. Mr. Rentschler's current affiliations in addition to the Salk Institute include: ESCAgenetics Corporation, Woods Hole Oceanographic Institution (Massachusetts), and Hamilton Foundry and Machine Company. In addition, he is President of the Heard Museum National Advisory Board (Arizona), and a member of the Alumni Board of Vanderbilt University and Advisory Board of Canned Foods, Inc. (California). Mr. Rentschler received his B.A. in Economics and History from Vanderbilt University and MBA from Harvard Business School.

RICHARD M. FELDHEIM has been a director of the Company since October 1995. He served as a director, Secretary and Chief Financial Officer of LipoGenics from July 1992 until October 1996. Mr. Feldheim has served as Chairman and Co-Chief Executive Officer of Abby's, a restaurant chain in Oregon since 1991. He was in private place as a lawyer prior thereto, has previously been employed with Goldman Sachs & Co.; Donaldson, Lufkin & Jenrette; J. Aron Company; and Price Waterhouse, and was President of Norcap Financial Corporation. Mr. Feldheim received a B.S., B.A., a Master's Degree in Accounting, and a J.D. from the University of Arizona, as well as an LL.M. in Taxation from New York University. He is a Certified Public Accountant.

WINSTON A. SALSER, PH.D. has served as a member of the Board of Directors since October 1995, served as a director of LipoGenics from August 1992 until October 1996 and is Chairman of Bionutrics' Scientific Advisory Board. Dr. Salser has been a Professor of Molecular Biology at the University of California, Los Angeles since 1968. Dr. Salser was the founding President of Amgen, Inc. and formed its Scientific Advisory Board. He received a B.S. from the University of Chicago in physics, a Ph.D. from the Massachusetts Institute of Technology in molecular biology, and was a Helen Hay Whitney Foundation Postdoctoral Fellow.

SCIENTIFIC ADVISORY BOARD

         In addition to Dr. Salser, Dr. Asaf A. Qureshi serves on the Company's Scientific Advisory Board and is a consultant to the Company. Dr. Qureshi is a principal international researcher in vitamin E like compounds. He has been conducting analytical chemistry and biochemistry research for LipoGenics since 1989 and presently performs proprietary work for Bionutrics. Dr. Qureshi is the President of Advanced Medical Research in Madison, Wisconsin, and conducts independent contract chemical analysis and experimentation. He received a Bachelor of Pharmacy from the University of Punjab in Lahore, Pakistan; a Ph.D. in Organic and Analytical Chemistry from Manchester University; and was Postdoctoral Fellow at Sussex University and Yale University. Dr. Qureshi has published well over 100 articles and chapters of books on biochemistry and analytical chemistry.

ITEM 6.           EXECUTIVE COMPENSATION

SUMMARY OF CASH AND OTHER COMPENSATION

                           SUMMARY COMPENSATION TABLE

         The following table sets forth all compensation earned by the Company's Chief Executive Officer (the named executive officer) for services rendered to the Company for the last three completed fiscal years. No other executive officer of the Company earned more than $100,000 during such prior fiscal years.


                                                                                         LONG TERM
                                                                                         COMPENSATION
                                                                                         ------------
                                                   ANNUAL COMPENSATION                   AWARDS
                                                   -------------------                   ------

                                                                                         SECURITIES
                                                                      OTHER ANNUAL       UNDERLYING
                          YEAR       SALARY($)(1)   BONUS($)          COMPENSATION       OPTIONS(#)
                          ----       ------------   --------          ------------       ----------
Ronald H. Lane            1996       $211,756       $250,000(2)       $167,884(3)        760,000
  Chairman of the         1995       $103,282             --                --                --
  Board, Chief
  Executive Officer
  and President


(1) Mr. Lane received certain perquisites, the value of which did not exceed 10% of his salary and bonus.

(2)      Awarded and accrued but not yet paid.

(3) A promissory note in the amount of $147,000 and accrued interest owed to the Company by Mr. Lane was converted to compensation.

OPTION GRANTS

         The following table provides information on stock options granted to the Company's named executive officer during the fiscal year ended October 31, 1996.

                        OPTION GRANTS IN LAST FISCAL YEAR
                               (Individual Grants)


                              NUMBER OF        % OF TOTAL
                              SECURITIES       OPTIONS
                              UNDERLYING       GRANTED TO       EXERCISE
                              OPTIONS          EMPLOYEES IN     PRICE       EXPIRATION
NAME                          GRANTED (#)(1)   FISCAL YEAR      ($/SH)         DATE
----                          --------------   -----------      ------         ----
Ronald H. Lane                    760,000          61.39%       $   5.00    10/31/01
Chairman of the Board,
Chief Executive Officer
and President


(1) The options vest with respect to one-third of the shares on each of the first, second and third anniversaries of the grant date.

1996 STOCK OPTION PLAN

         General. The Company's 1996 Stock Option Plan (the "1996 Plan"), provides for the granting of options to acquire Common Stock of the Company ("Options"), the direct granting of Common Stock ("Stock Awards"), the granting of stock appreciation rights ("SARs"), and the granting of other cash awards ("Cash Awards") (Stock Awards, SARs, and Cash Awards are collectively referred to herein as "Awards"). The 1996 Plan is intended to comply with Rule 16b-3 as promulgated under the Securities Exchange Act of 1934 with respect to persons subject to Section 16 of such Act. The Company believes that the 1996 Plan is important in attracting and retaining executives and other key employees and constitutes a significant part of the compensation program for key personnel, providing them with an opportunity to acquire a proprietary interest in the Company and giving them an additional incentive to use their best efforts for the long-term success of the Company. The 1996 Plan will remain in effect until October 31, 2006. The Company reserved 1,900,000 shares of Common Stock issuable pursuant to the 1996 Plan. On October 31, 1996, an aggregate of 1,238,000 Options were granted to employees, consultants and directors with a five year exercise period, which vest equally over a three year period.

         If any Option or SAR terminates or expires without having been exercised in full, stock not issued under such Option or SAR will again be available for the purposes of the 1996 Plan. If any change is made in the stock subject to the 1996 Plan, or subject to any Option or SAR granted under the 1996 Plan (through merger, consolidation, reorganization, recapitalization, stock dividend, split-up, combination of shares, exchange of shares, change in corporate structure, or otherwise), the 1996 Plan provides that appropriate adjustments will be made as to the maximum number of shares subject to the 1996 Plan and the number of shares and exercise price per share of stock subject to outstanding Options.

         Eligibility and Administration. Options and Awards may be granted only to persons ("Eligible Persons") who at the time of grant are either (i) key personnel, including officers and directors of the Company or its subsidiaries, or (ii) consultants and independent contractors who provide valuable services to the Company or to its subsidiaries. Options that are incentive stock options may only be granted to key personnel of the Company who are also employees of the Company (or its subsidiaries). To the extent that granted Options are incentive stock options, the terms and conditions of those Options must be consistent with the qualification requirements set forth in the Internal Revenue Code. Employees of the Company may not receive grants of Options or Awards representing more than 50 percent of the shares of Common Stock issuable under the 1996 Plan.

         The Eligible Persons under the 1996 Plan are divided into two groups, and there is a separate administrator (each a "Plan Administrator") for each group. One group consists of Eligible Persons who are executive officers and directors of the Company and all persons who own 10% or more of the Company's issued and outstanding stock. The power to administer the 1996 Plan with respect to those persons rests with the Board of Directors or a committee comprised of two or more non-employee directors who are appointed by the Board of Directors. The power to administer the 1996 Plan with respect to the remaining Eligible Persons is vested with the Board of Directors or a committee appointed by the Board of Directors. Each Plan Administrator determines (i) which of the Eligible Persons in its group will be granted Options and Awards; (ii) the amount and timing of the grant of such Options and Awards; and (iii) such other terms and conditions as may be imposed by the Plan Administrator consistent with the 1996 Plan. To the extent that granted Options are incentive stock options, the terms and conditions of those Options must be consistent with the qualification requirements set forth in the Internal Revenue Code.

         Exercise of Options. The expiration date, maximum number of shares purchasable and other provisions of the Options, including vesting, are established at the time of grant. Options may be granted for terms of up to 10 years. The exercise prices of Options are determined by the Plan Administrator, but if the option is intended to be an incentive stock option may not be less than 100% (110% if the option is granted to a stockholder who at the time the option is granted owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its subsidiaries) of the fair market value of the Common Stock at the time of the grant.

         To exercise an Option, the optionholder will be required to deliver to the Company full payment of the exercise price for the shares as to which the option is being exercised. Generally, options can be exercised (i) by delivery of cash or bank cashier's check to the Company; (ii) payment in other shares of previously owned stock of the Company; or (iii) a sale and remittance procedure by the optionholder whereby the shares are immediately sold and funds to cover the aggregate exercise price are remitted to the Company.

         The Plan Administrator may authorize the grant of reload Options. Reload Options shall equal (i) the number of shares of previously owned stock used to exercise the underlying Options and (ii) the number of shares withheld or the number of shares of previously owned stock used to satisfy tax withholding requirements incident to the exercise of the underlying Options. The exercise price of the reload Options shall be the fair market value on the date of grant of the reload Options and such Options shall have a term equal to the remaining term of the underlying Options. No reload Options shall be granted when the exercise of the underlying Options occurs following termination of the Optionholder's employment.

         Unless otherwise authorized by the Board of Directors in its sole discretion, Options granted under the 1996 Plan are nontransferable other than by will or by the laws of descent and distribution upon the death of the optionholder and, during the lifetime of the optionholder, are exercisable only by such optionholder. Unless the terms of the stock option agreement otherwise provide, in the event of the death or termination of the employment or services of the participant (but never later than the expiration of the term of the Option) Options may be exercised within a three month period. If termination is by reason of disability, however, Options may be exercised by the optionholder or the optionholder's estate or successor by bequest or inheritance during the period ending one year after the optionholder's retirement (but not later than the expiration of the term of the option). Termination of employment at any time for cause immediately terminates all Options held by the terminated employee.

         Awards. The Plan Administrator also may grant Awards to Eligible Persons under the 1996 Plan. SARs entitle the recipient to receive a payment equal to the appreciation in market value of a stated number of shares of Common Stock from the price stated in the award agreement to the market value of the Common Stock on the date first exercised or surrendered. Stock Awards entitle the recipient to directly receive Common Stock. Cash Awards entitle the recipient to receive direct payments of cash depending on the market value or the appreciation of the Common Stock or other securities of the Company. The Plan Administrator may, consistent with the 1996 Plan, determine such other terms, conditions, restrictions and limitations, if any, on any Awards.

DIRECTORS' COMPENSATION

         The Company pays its directors $1,000 for attendance at each meeting of the Company's directors. In addition, directors may be reimbursed for certain expenses in connection with attendance at board and committee meetings. The Company granted each of its directors options to purchase 10,000 shares of Common Stock on October 31, 1996. The Company issued additional options to purchase 100,000 shares of stock to Mr. Wells on October 31, 1996 in connection with his employment at the Company. The options have a five year term and vest with respect to one-third of the shares on each of the first, second and third anniversaries of the grant date. See Item 7. "Certain Relationships and Related Transactions" with respect to consulting services and grant of warrants to William M. McCormick, a director, in fiscal 1996.

BOARD COMMITTEES

         The Compensation Committee consists of Messrs. Henig and Rentschler. The Compensation Committee establishes salaries, incentive and other forms of compensation for officers and other employees, administers incentive compensation and benefit plans, including the Company's 1996 Stock Option Plan, and recommends policies relating to such plans. Mr. Henig is a Senior Vice President of Hunt-Wesson Inc., which holds an option granted by LipoGenics in July 1992 for the purchase of 110,144 shares of the Company at a price of $150,000.

         The Audit Committee consists of Messrs. Feldheim and Ferrier. The Audit Committee will meet periodically with management and the Company's independent auditors and will review the results and scope of the audit and other services provided by the Company's independent auditors, and the adequacy of internal controls.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On October 5, 1995, Mr. Okin, a director, and the Company entered into an agreement pursuant to which: (i) Mr. Okin and his children purchased a total of 250,000 shares of restricted Common Stock of the Company at $1.00 per share;
(ii) Mr. Okin agreed to loan the Company funds to pay certain legal fees, which were to be repaid in 12 months without interest; and (iii) Mr. Okin agreed to loan the Company $250,000 secured by various assets. The term of the $250,000 loan is for two years with a variable rate of interest based upon six-month interbank offered rate (LIBOR) plus the spread of 1.5 points above LIBOR. Mr. Okin at his sole option, may elect to receive all or part of any repayment of such secured loan as well as any loan advanced for legal fees in Common Stock of the Company at a price of $1.50 per share. The proceeds from the purchase of shares and the secured loan are to be used for the manufacture, marketing and sales of the product. The secured loan was subsequently converted into Common Stock in October 1996. There were no loans to the Company to pay legal fees.

         On March 1, 1996, an additional secured loan was entered into between the Company and Mr. Okin. The additional loan was for an aggregate amount of $350,000 and was advanced in stages to the Company from March 1, 1996 to June 1, 1996. This loan also permitted conversion of the loan into Common Stock of the Company at a price of $1.50 per share and also carried a variable interest rate on the unpaid balance based upon LIBOR plus 1.5 points. This loan was subsequently converted into Common Stock in October 1996.

         The Company loaned Ronald Lane, Chairman, President and Chief Executive Officer, $147,000 pursuant to a note dated July 1994 bearing interest at 8% per annum and due July 1997. The note plus accrued interest was forgiven and converted to compensation in fiscal 1996. An additional $50,000 was advanced in 1995 on the same terms.

         C. Everett Koop, M.D., entered an agreement with the Company on October 31, 1995 to serve on the Board of Directors of the Company and in return received options exercisable within three years to purchase 180,000 shares of the Company's restricted Common Stock at a price of $1.50 per share. Simultaneously with the execution of such agreement, Dr. Koop purchased 20,000 restricted shares of Common Stock of the Company at $1.00 per share.

         In consideration for consulting services rendered or to be rendered to the Company, William M. McCormick, a director, was granted a warrant in May 1996 for the purchase of 250,000 shares of restricted common stock at the price of $2.50 per share. He also was granted unvested warrants that become exercisable at the rate of 50,000 shares per quarter commencing in November 1996 to May 1998 for a total of 350,000 shares. The exercise price of such warrants is $2.50 per share for the first 50,000 and $4.00 per share for the remaining 300,000. All warrants have 10 year exercise periods upon becoming exercisable.

         The shareholders of LipoGenics approved a merger of a wholly owned subsidiary of Bionutrics with and into LipoGenics wherein LipoGenics survived the merger and became a wholly owned subsidiary of Bionutrics. The consideration paid by Bionutrics in the merger was 2,092,743 restricted shares of Common Stock of Bionutrics. The shareholders of LipoGenics received the shares of Bionutrics in a nontaxable exchange. The effect of the merger ended the royalty obligations under the License Agreement to LipoGenics and resulted in Bionutrics acquiring full rights to the technology. The merger was completed in October 1996. The directors of LipoGenics were directors of the Company at the time of the merger and all of LipoGenics's's shareholders were also shareholders of the Company.

         Winston A. Salser through a family limited partnership acquired 100,000 shares of the Company's Common Stock in November 1996 at a purchase price of $7.00 per share.

ITEM 8.           LEGAL PROCEEDINGS.

         The Company is not a party to any legal proceedings.

ITEM 9. MARKET PRICE OF, AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


         The Company's Common Stock is traded on the NASDAQ OTC Bulletin Board under the symbol NTGI. The Company is currently seeking a new symbol. The high and low closing bid information for the Company's Common Stock during the year ended October 31, 1995 and year ended October 31, 1996, is based on OTC Bulletin Board information.

                                                         High         Low
Year Ended October 31, 1995

         First Quarter.................................    1           1
         Second Quarter................................    2           1
         Third Quarter.................................   2 1/2        2
         Fourth Quarter................................   2 1/2       1 1/2

Year Ended October 31, 1996
         First Quarter.................................   1 1/2     1/2
         Second Quarter................................   2 1/4     1/4
         Third Quarter.................................    6          3 1/2
         Fourth Quarter................................    8         4 7/8

         Such quotations reflect inter-dealer bids, without retail mark-up, mark-down or commissions, and may not reflect actual transactions.

         On January 16, 1997 the closing price of the Common Stock was 10 1/2. As of January 15, 1997 there were 206 holders of record of the Company's Common Stock.

         The Company has not declared or paid any cash dividends on its Common Stock and does not intend to declare or pay any cash dividend in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements, and financial condition and such other factors as the Board of Directors may consider.

ITEM 10.          RECENT SALES OF UNREGISTERED SECURITIES.

         In February 1994, the Company issued 250,000 shares to the then President and sole director of the Company for a total offering price of $10,000, or $0.04 per share.

         In connection with the merger of NutraGenics (Delaware) into a subsidiary of the Company, the Company on December 29, 1994 issued 7,134,066 shares of Common Stock to the 39 shareholders of NutraGenics (Delaware) existing at such time.

         In October, 1995, the Company issued 250,000 shares of Common Stock to Mr. Okin, a director of the Company, and three of his children for a total offering price of $250,000, or $1.00 per share (the "Okin Financing"). The Company paid a finders fee to two individuals in connection with such offering of 22,000 shares of Common Stock. See below.

         From January through October, 1995, the Company issued a total of 393,000 shares of Common Stock to 11 persons for a total purchase price of $393,000, or $1.00 per share. Of such $393,000, $88,000 was paid through the cancellation of indebtedness owed by the Company to two of the purchasers of shares.

         In September 1995, the Company issued 10,000 shares to an officer of the Company for consulting services rendered by him. Such issuance was exempt from registration under the 1933 Act pursuant to Rule 701 promulgated thereunder.

         In September 1995, the Company authorized the issuance of shares to two consultants for services to be rendered at the rate of $1.00 per share. An aggregate of 15,000 shares were issued in August 1996 and 25,000 shares in January 1997.

         In October 1995, the Company issued to a director of the Company 20,000 shares of Common Stock for a total offering price of $20,000, or $1.00 per share.

         In October 1995, the Company issued 22,000 shares of Common Stock to two individuals as a finders' fee for services rendered by them in connection with the Okin Financing referred to above.

         In October 1995, the Company issued 28,061 shares of Common Stock to Goldstein & Goldstein for legal services rendered to the Company by such firm.

         In October 1995, the Company issued a total of 700,901 shares of Common Stock to eleven stockholders and directors of LipoGenics to repay an aggregate of $980,669 of indebtedness of LipoGenics to such shareholders and directors. Such issuance was effected pursuant to the terms of a License Agreement between LipoGenics and the Company, which provided for the assumption of such indebtedness of LipoGenics by the Company.

         In May 1996, the Company issued a total of 50,425 shares of Common Stock valued at $1.00 per share to five individuals as compensation for various services rendered to the Company. Such issuance was exempt from registration under the 1933 Act pursuant to Rule 701 promulgated thereunder.

         From May through July 1996, the Company issued a total of 546,875 shares of Common Stock to Incon Technologies, L.L.C. ("Incon") for a total offering price of $1,465,625. Of such shares, 175,001 were issued at the price of $2.00 per share and 371,875 were issued at the price of $3.00 per share. Incon entered into a joint venture arrangement with the Company relating to certain manufacturing requirements of the Company.

         In June 1996, the Company issued 90,000 shares of Common Stock to two persons, one for a total offering price of $105,000, or $1.75 per share, and one for a total offering price of $60,000 or $2.00 per share.

         In June 1996, the Company issued a total of 146,667 shares of Common Stock to a director of the Company and six family members. The total offering price for such shares was $200,000. Of such shares, 66,667 were issued for $1.50 per share and 50,000 were issued for $2.00 per share.

         In October 1996, the Company repaid $600,000 principal amount of indebtedness owed to Mr. Okin, a director, under the terms of certain promissory notes by issuing to him 400,000 shares of Common Stock at the price of $1.50 per share. Such repayment was made pursuant to Mr. Okin's exercise of rights previously granted to him in connection with the funding of such loans. See Item 7 above.

         In October 1996, the Company issued 1,000,000 shares of Common Stock to one overseas institutional investor for a total offering price of $5,000,000, or $5.00 per share. Such offering was made without registration under the 1933 Act pursuant to the exemption from such registration afforded by Regulation S promulgated thereunder.

         In connection with the Company's acquisition of LipoGenics on October 31, 1996, as a wholly owned subsidiary of the Company, the Company issued a total of 2,092,743 shares of Common Stock to the 31 stockholders of LipoGenics, all of whom were shareholders of the Company, including eight directors or their affiliates.

         In October 1996, the Company issued options pursuant to its 1996 Stock Option Plan for the purchase of an aggregate of 1,238,000 shares at $5.00 per share. None of these options have been exercised. An exemption from registration under the 1933 Act was unnecessary in that the issuance of the securities did not involve a sale of securities as that term is used in Section 2(3) of the 1933 Act.

         In November 1996, the Company issued 100,000 shares of restricted Common Stock to a family limited partnership of Mr. Salser, a director, for a total offering price of $700,000, or $7.00 per share.

         In January 1997, the Company issued 63,818 shares of Common Stock to a group of overseas investors for a total offering price of $319,090, or $5.00 per share, pursuant to a commitment entered into in August 1996. Such offering was made without registration under the 1933 Act pursuant to the exemption from such registration afforded by Regulation S promulgated thereunder.

         The sales and issuances of the securities in the transaction above to the extent not noted otherwise were deemed to be exempt from registration under the 1933 Act by virtue of Section 4(2). Appropriate legends have been placed on the stock certificates for all shares issued by the Company and investment representations were obtained from the purchasers. All purchasers of securities either received adequate information about the Company or had access, through employment or other relationships, to such information and were sophisticated investors. All of such securities issued pursuant to such exemption are restricted securities as defined in Rule 144(a)(3) promulgated under the 1933 Act.

ITEM 11.          DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The Company's authorized capital stock consists of 45,000,000 shares of Common Stock, par value $0.001 per share (the "Common Stock"), and 5,000,000 shares of preferred stock, par value $0.001 per share ("Preferred Stock"). As of January 15, 1997, there were issued and outstanding 15,256,797 shares of Common Stock and no shares of Preferred Stock.

COMMON STOCK

         The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to the preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock will be entitled to receive such dividends, if any, as may be declared by the Board from time to time out of legally available funds. Upon the liquidation, dissolution, or winding up of the Company, the holders of Common Stock will be entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of any preferred stock then outstanding. The holders of Common Stock have no preemptive, subscription, redemption, or conversion rights.

PREFERRED STOCK

         The Board of Directors is authorized, subject to any limitations prescribed by the laws of the state of Nevada, but without further action by the Company's stockholders, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in such series, to fix the designations, powers, preferences and rights of the shares of each such series (including dividend, redemption, sinking fund, conversion, voting and liquidation rights) and any qualifications, limitations, or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The Board may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deterring, or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

NEVADA GENERAL CORPORATION LAW AND CERTAIN CHARTER PROVISIONS

         The provisions of the Company's Restated Articles of Incorporation and Bylaws and the Nevada General Corporation Law (the "Nevada GCL") summarized below may have the effect of discouraging, delaying, or preventing hostile takeovers, including those that might result in a premium over the market price, and discouraging, delaying, or preventing changes in control or management of the Company.

         Combinations with Interested Stockholders under the Nevada GCL. The Company is subject to the provisions of Sections 78.411 through 78.445 of the Nevada GCL. In general, these statutes prohibit a publicly held Nevada corporation from engaging, under certain circumstances, in a "combination" with an "interested stockholder" for a period of three years after the interested stockholder's date of acquiring shares, unless the combination or the purchase of shares made by the interested stockholder on the interested stockholder's date of acquiring shares is approved by the Board of Directors of the corporation before that date. In addition, these statutes generally prohibit a publicly held corporation from engaging in a combination with an interested stockholder after the expiration of three years after the interested stockholder's date of acquiring shares, other than a combination meeting one of the following requirements: (i) a combination approved by the Board of Directors of the corporation before the interested stockholder's date of acquiring shares, or as to which the purchase of shares made by the interested stockholder on that date has been approved by the Board of Directors of the corporation before that date; (ii) a combination approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder proposing the combination, or any affiliate or associate of the interested stockholder proposing the combination; (iii) a combination in which the aggregate amount of the cash and the market value, as of the date of consummation, of consideration other than cash to be received per share by the holders of outstanding common stock of the corporation not beneficially owned by the interested stockholder immediately before that date is at least equal to the higher of the following: (a) subject to certain adjustments, the highest price per share paid by the interested stockholder, at a time when such stockholder was the beneficial owner, directly or indirectly, of five percent or more of the outstanding voting stock of the corporation, for any common stock of the same class or series acquired by such stockholder within three years immediately before the date of announcement with respect to the combination or within three years immediately before, or in, the transaction in which such stockholder became an interested stockholder, whichever is higher; and (b) subject to certain adjustments, the market value per common share on the date of announcement with respect to the combination or on the interested stockholder's date of acquiring shares, whichever is higher; or (iv) a combination in which the aggregate amount of the cash and the market value, as of the date of consummation, of consideration other than cash to be received per share by the holders of outstanding shares of any class or series of stock, other than common stock, not beneficially owned by the interested stockholder immediately before that date is at least equal to the highest of the following, whether or not the interested stockholder has previously acquired any shares of the class or series of stock: (x) subject to certain adjustments, the highest price per share paid by the interested stockholder, at a time when such stockholder was the beneficial owner, directly or indirectly, of five percent or more of the outstanding voting stock of the corporation, for any shares of that class or series of stock acquired by such stockholder within three years immediately before the date of announcement with respect to the combination or within three years immediately before, or in, the transaction in which such stockholder became an interested stockholder, whichever is higher; (y) subject to certain adjustments, the highest preferential amount per share to which the holders of shares of the class or series of stock are entitled in the event of any voluntary liquidation, dissolution or winding up of the corporation, plus the aggregate amount of any dividends declared or due to which the holders are entitled before payment of the dividends on some other class or series of stock; and (z) the market value per share of the class or series of stock on the date of announcement with respect to the combination or on the interested stockholder's date of acquiring shares, whichever is higher. An "interested stockholder" is generally defined in the statutes as a person who is (i) the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the outstanding voting shares of the corporation; or (ii) an affiliate or associate of the corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the then outstanding shares of the corporation. The statutes define a "combination" to include mergers, consolidations, stock sales and asset based transactions, and other transactions resulting in a financial benefit to the interested stockholder.

         Acquisition of a Controlling Interest under Nevada GCL. The Company is also subject to the provisions of Sections 78.378 through 78.3793 of the Nevada GCL. These sections generally provide that any "control shares" acquired by a person in the direct or indirect acquisition of a "controlling interest" in a Nevada corporation, greater than a level of "controlling interest" previously authorized by the corporation's stockholders, (i) shall be divested of all voting rights, except to the extent that the retention of voting rights is authorized by the stockholders of the corporation other than the acquiring person and associated persons, and (ii) may be redeemed, in whole but not in part, by the corporation at the average price paid for the control shares. These sections define "control shares" as those voting shares which an acquiring person and associated persons acquire in the acquisition of a "controlling interest," greater than a level of controlling interest previously authorized by the corporation's stockholders, or within 90 days immediately preceding the date the acquiring person acquired such greater controlling interest. A "controlling interest" is defined in the statutes as the ownership of voting shares sufficient, but for the provisions of Sections 78.378 through 78.3793, to enable a person, directly or indirectly and individually or in association with others, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more, of all of the voting power of the corporation in the election of directors.

         Certain Charter Provisions. The Company's Restated Articles of Incorporation and Bylaws contain a number of other provisions relating to corporate governance and to the rights of stockholders. These provisions include
(i) the division of the Board of Directors into three staggered classes, with directors of each class holding office for a period of three years, (ii) the authority of the Board to fill vacancies on the Board, and (iii) the authority of the Board of Directors to issue Preferred Stock in series with such voting rights and other powers as the Board of Directors may determine. Among other things, these provisions could have the result of delaying or preventing an acquiror from being able to elect a majority of the Board of Directors, or otherwise obtain control of the Company.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock is Pacific Stock Transfer Company, Las Vegas, Nevada.

ITEM 12.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Restated Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer, except that a director or officer shall be liable, to the extent provided by applicable law, (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or
(ii) for the payment of dividends in violation of restrictions imposed by
Section 78.300 of the Nevada GCL. The effect of this provision in the Restated Articles of Incorporation is to eliminate the rights of the Company and its stockholders, either directly or through stockholders' derivative suits brought on behalf of the Company, to recover monetary damages from a director or officer for breach of the fiduciary duty of care as a director or officer except in those instances provided under the Nevada GCL.

         In addition, the Company has adopted provisions in its Bylaws that require the Company to indemnify its directors, officers and certain other representatives of the Company against expenses, liabilities and other matters arising out of their conduct on behalf of the Company, or otherwise referred to in or covered by applicable provisions of the Nevada GCL, to the fullest extent permitted by the Nevada GCL.

         Section 78.751 of the Nevada GCL provides that a corporation may indemnify its directors and officers against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with an action, suit or proceeding in which the director or officer has been made or is threatened to be made a party, if the director or officer acted in good faith and in a manner which the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reason to believe the director's or officer's conduct was unlawful. Any such indemnification may be made by the corporation only as ordered by a court or as authorized in a specific case upon a determination made in accordance with the Nevada GCL that such indemnification is proper in the circumstances.

         Indemnification may not be made under the Nevada GCL for any claim, issue or matter as to which the director or officer has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines that in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, the director or officer must be indemnified under the Nevada GCL by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by the director or officer in connection with the defense.

ITEM 13.          FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

         The Financial Statements required by this Item 13 are set forth in pages F-1 through F-12 of this Registration Statement. No supplementary financial information is required.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        In November 1996, the Company's predecessor auditors, LeMaster &
Daniels PLLC, were replaced and Deloitte & Touche LLP was engaged as the Company's independent public accountants. The change in accountants was recommended by the Audit Committee and approved by the Board of Directors.
Prior reports of the predecessor auditors did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles except for a modification that describes substantial doubt surrounding Nutragenics ability to continue as a going concern. During the two most recent fiscal years and the subsequent interim period, there have not been any disagreements with the predecessor auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The Company has authorized the predecessor auditors to respond to any inquiries of Deloitte & Touche LLP.

ITEM 15.          FINANCIAL STATEMENTS AND EXHIBITS.

         (a)      Independent Auditor's Report.

                  Consolidated balance sheets as of October 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the 10 month period ended October 31, 1995, and the year ended October 31, 1996 and for the period from July 13, 1992 (date of inception) to October 31, 1996.

                  Independent Auditor's Report dated December 22, 1995.

         (b)      Exhibits

                  3.1      Restated Articles of Incorporation

                  3.2 Articles of Amendment to the Articles of Incorporation

                  3.3      Bylaws

                  4.1      Form of Certificate evidencing shares of Common Stock

                  10.1 Option granted to Hunt-Wesson, Inc. by LipoGenics, Inc., dated July 1992.

                  10.2 Agreement dated October 1995 between the Company and Milton Okin, Kenneth Okin, Robert Okin and Nicki Closset and Amendment to Agreement dated October 1995

                  10.3 Agreement between the Company and C. Everett Koop for the purchase of 20,000 shares of Common Stock and the issuance of 180,000 options dated October 1995

                  10.4 Additional Secured Loan Agreement dated March 1996 between the Company and Milton Okin

                  10.5 Warrant Agreement for the purchase of 600,000 shares between the Company and William M. McCormick dated May 1996

                  10.6* Joint Venture Agreement between the Company and Incon Technologies, LLC.

                  10.7 Stock Purchase Agreements dated September 16, 1996 and October 31, 1996 between the Company and Spanswick Limited

                  10.8     1996 Stock Option Plan

                  16*      Letter for change in certifying accountant

                  21       Subsidiaries of the Company

                  27       Financial Data Schedule

*To be filed

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                       BIONUTRICS, INC.


Date: January 17, 1997                            By: /s/Ronald H. Lane
                                                  ------------------------------
                                                  Ronald H. Lane
                                                  President and Chief Executive
                                                  Officer

                         BIONUTRICS, INC.
                         (FORMERLY NUTRAGENICS, INC.)
                         (A DEVELOPMENT STAGE COMPANY)

                  Consolidated Financial Statements Ten Month Period Ended October 31, 1995, Year Ended October 31, 1996 and Period from July 13, 1992 (Date of Inception) to October 31, 1996, and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


Board of Directors
Bionutrics, Inc.
Phoenix, Arizona

We have audited the consolidated balance sheets of Bionutrics, Inc. (formerly NutraGenics, Inc.) and subsidiaries (a development stage company) (collectively referred to as the "Company") as of October 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the ten month period ended October 31, 1995, the year ended October 31, 1996 and for the period from July 13, 1992 (date of inception) to October 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Bionutrics, Inc. and LipoGenics, Inc., which has been accounted for in a manner similar to a pooling of interests as described in Note 1 to the consolidated financial statements. We did not audit the balance sheet of NutraGenics, Inc. ("NutraGenics") as of October 31, 1995, or the related statements of operations, stockholders' equity and cash flows of NutraGenics for the ten month period ended October 31, 1995 and the period from April 5, 1994 (date of NutraGenics' inception) to October 31, 1995, which statements reflect total assets of $1,093,000 as of October 31, 1995, and no revenues. Those statements were audited by other auditors whose report, dated December 22, 1995, expressed an unqualified opinion on those statements and included an explanatory paragraph that described the substantial doubt surrounding NutraGenics' ability to continue as a going concern. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for NutraGenics for such prior period, is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at October 31, 1995 and 1996, and the results of their operations and their cash flows for the ten month period ended October 31, 1995, the year ended October 31, 1996 and the period from July 13, 1992 (date of inception) to October 31, 1996, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in developing and marketing dietary supplements using proprietary technology. As discussed in Note 1 to the consolidated financial statements, the Company's operating losses since inception raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


DELOITTE & TOUCHE LLP
Phoenix, AZ
December 6, 1996

BIONUTRICS, INC.
(FORMERLY NUTRAGENICS, INC.)
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 1995 AND 1996
----------------------------------------------------------------------------------------------------------

ASSETS                                                                        1995               1996
CURRENT ASSETS:
  Cash and cash equivalents (Note 2)                                     $   427,200        $  5,676,360
  Note receivable (Note 3)                                                    50,000
  Accrued interest (Note 3)                                                    2,000
                                                                         -----------        ------------
          Total current assets                                               479,200           5,676,360
                                                                         -----------        ------------
PROPERTY - Net of accumulated depreciation
  of $21,701 in 1996 (Note 2)                                                                     70,199
                                                                         -----------        ------------
OTHER ASSETS:
  Notes receivable (Note 3)                                                  147,000              16,665
  Accrued interest (Note 3)                                                   14,700               1,333
  Organizational costs - net                                                   5,830
  Patent applications and other related costs (Note 2)                       452,791             452,791
                                                                         -----------        ------------
          Total other assets                                                 620,321             470,789
                                                                         -----------        ------------
TOTAL                                                                    $ 1,099,521        $  6,217,348
                                                                         ===========        ============


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                       $   286,686        $    565,823
  Accrued payroll and compensation                                                               306,481
  Accrued other                                                                7,968              64,174
                                                                         -----------        ------------
          Total current liabilities                                          294,654             936,478
                                                                         -----------        ------------
LONG-TERM LIABILITY - Note payable (Note 4)                                  250,000
                                                                         -----------        ------------
          Total liabilities                                                  544,654             936,478
                                                                         -----------        ------------
COMMITMENTS AND CONTINGENCIES (Notes 1, 5, 7 and 9) STOCKHOLDERS' EQUITY (Note
5):
  Common stock, $.001 par value - authorized, 45,000,000 shares;
    issued and outstanding, 10,956,269 and 15,067,979 shares                  10,956              15,068
  Preferred stock, $.001 par value - authorized, 5,000,000 shares;
    no issued and outstanding shares
  Additional paid-in capital                                               2,677,558          10,406,996
  Deficit accumulated during the development stage                        (2,132,444)         (5,139,991)
  Common stock in treasury                                                    (1,203)             (1,203)
                                                                         -----------        ------------
          Total stockholders' equity                                         554,867           5,280,870
                                                                         -----------        ------------
TOTAL                                                                    $ 1,099,521        $  6,217,348
                                                                         ===========        ============

See notes to consolidated financial statements.

BIONUTRICS, INC.
(Formerly NutraGenics, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------
                                                       Ten                             July 13, 1992
                                                      Month                               (Date of
                                                      Period              Year           Inception)
                                                      Ended               Ended              to
                                                    October 31,        October 31,      October 31,
                                                       1995               1996              1996
REVENUES - Licensing fees (Note 1)               $       50,000   $       20,000     $    72,448.00
                                                 --------------   --------------     --------------
EXPENSES:
  Consulting services (Notes 5 and 8)                   153,650          385,916          1,317,915
  Research and development (Notes 2 and 8)               25,300          626,735            922,203
  Other operating expenses (Note 8)                     162,950        1,984,229          2,725,556
                                                 --------------   --------------     --------------
          Total expenses                                341,900        2,996,880          4,965,674
                                                 --------------   --------------     --------------
OTHER (EXPENSE) INCOME:
  Interest expense                                      (52,391)         (45,019)          (283,913)
  Interest income                                        12,806           14,352             37,148
                                                 --------------   --------------     --------------
         Total other expense                            (39,585)         (30,667)          (246,765)
                                                 --------------   --------------     --------------
LOSS BEFORE PROVISION FOR
   INCOME TAXES                                        (331,485)      (3,007,547)        (5,139,991)
                                                 --------------   --------------     --------------
PROVISION FOR INCOME TAXES (Note 6)

NET LOSS                                         $     (331,485)  $   (3,007,547)    $   (5,139,991)
                                                 ==============   ==============     ==============

NET LOSS PER SHARE                               $         (.03)  $         (.26)
                                                 ==============   ==============

See notes to consolidated financial statements.

BIONUTRICS, INC.
(Formerly NutraGenics, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY PERIOD FROM JULY 13, 1992 (Date of Inception) TO DECEMBER 31, 1994, TEN MONTH PERIOD ENDED OCTOBER 31, 1995 AND YEAR ENDED OCTOBER 31, 1996


                                                                                                Common Stock            Additional
                                                                                            --------------------         Paid-In
                                                                                             Shares       Amount         Capital

BALANCE, JULY 13, 1992 (Date of Inception)                                                       --      $  --      $       --
  Issuance of common shares at July 1992 (inception)                                          200,000        200         947,400
  Issuance of common shares at inception to December 1994                                   2,197,741      2,198          23,352
  Issuance of common shares in reverse acquisition with Erba, December 1, 1994 (Note 5)     7,134,066      7,134
  Net loss - July 13, 1992 through December 31, 1994
                                                                                           ----------    -------    ------------
BALANCE, DECEMBER  31, 1994                                                                 9,531,807      9,532         970,752
  Issuance of common shares for cash at $1 per share, January 1995 - October 1995             663,000        663         662,337
  Issuance of common shares for services at $1 per share, January 1995 - October 1995          60,561         60          60,501
  Notes and other liabilities converted to stock at $1.40 per share, October 10, 1995         700,901        701         983,968
  Reclassification of intercompany shares to treasury shares
  Net loss - ten month period ended October 31, 1995
                                                                                           ----------    -------    ------------
BALANCE, OCTOBER 31, 1995                                                                  10,956,269     10,956       2,677,558
  Warrants granted for services, May 1996 (Note 5)                                                                        87,500
  Issuance of common shares for services at $1 per share, May 1996 - August 1996               65,425         65          65,360
  Issuance of common shares for cash at $1.50 per share, June 25, 1996                         66,667         67          99,933
  Issuance of common shares for cash at $1.75 per share, June 25, 1996                         60,000         60         104,940
  Issuance of common shares for cash at $2 per share, June 1996 - October 1996                255,000        255         509,745
  Notes payable converted to stock at $1.50 per share, October 31, 1996 (Note 4)              400,000        400         599,600
  Issuance of common shares for cash at $3 per share, October 31, 1996                        371,875        372       1,115,253
  Issuance of common shares for cash at $5 per share, October 31, 1996                      1,000,000      1,000       4,999,000
  Issuance of common shares for cash at $1.36 per share under option agreement,
        October 31, 1996                                                                       11,111         11         149,989
  Issuance of common shares in merger, October 31, 1996                                     1,881,632      1,882          (1,882)
  Net loss - year ended October 31, 1996
                                                                                           ----------    -------    ------------
BALANCE, OCTOBER 31, 1996                                                                  15,067,979    $15,068    $ 10,406,996
                                                                                           ==========    =======    ============

                                                                         Deficit
                                                                       Accumulated
                                                                        During the         Treasury Stock               Total
                                                                       Development      ---------------------        Stockholders'
                                                                          Stage         Shares         Amount           Equity
BALANCE, JULY 13, 1992 (Date of Inception)                             $      --             --          $  --        $      --
  Issuance of common shares at July 1992 (inception)                                                                      947,600
  Issuance of common shares at inception to December 1994                                                                  25,550
  Issuance of common shares in reverse acquisition with Erba,
      December 1, 1994 (Note 5)                                                                                             7,134
  Net loss - July 13, 1992 through December 31, 1994                    (1,800,959)                                    (1,800,959)
                                                                       -----------     ----------  -------------      -----------
BALANCE, DECEMBER  31, 1994                                             (1,800,959)                                      (820,675)
  Issuance of common shares for cash at $1 per share,
      January 1995 - October 1995                                                                                         663,000
  Issuance of common shares for services at $1 per share,
      January 1995 - October 1995                                                                                          60,561
  Notes and other liabilities converted to stock at $1.40 per share,
      October 10, 1995                                                                                                    984,669
  Reclassification of intercompany shares to treasury shares                           (1,202,886)        (1,203)          (1,203)
  Net loss - ten month period ended October 31, 1995                      (331,485)                                      (331,485)
                                                                       -----------     ----------  -------------      -----------
BALANCE, OCTOBER 31, 1995                                               (2,132,444)    (1,202,886)        (1,203)         554,867
  Warrants granted for services, May 1996 (Note 5)                                                                         87,500
  Issuance of common shares for services at $1 per share,
      May 1996 - August 1996                                                                                               65,425
  Issuance of common shares for cash at $1.50 per share,
      June 25, 1996                                                                                                       100,000
  Issuance of common shares for cash at $1.75 per share,
      June 25, 1996                                                                                                       105,000
  Issuance of common shares for cash at $2 per share,
      June 1996 - October 1996                                                                                            510,000
  Notes payable converted to stock at $1.50 per share,
      October 31, 1996 (Note 4)                                                                                           600,000
  Issuance of common shares for cash at $3 per share,
      October 31, 1996                                                                                                  1,115,625
  Issuance of common shares for cash at $5 per share,
      October 31, 1996                                                                                                  5,000,000
  Issuance of common shares for cash at $1.36 per share
      under option agreement,
         October 31, 1996                                                                                                 150,000
  Issuance of common shares in merger, October 31, 1996
  Net loss - year ended October 31, 1996                                (3,007,547)                                    (3,007,547)
                                                                       -----------     ----------  -------------      -----------
BALANCE, OCTOBER 31, 1996                                              ($5,139,991)    (1,202,886) ($      1,203)     $ 5,280,870
                                                                       ===========     ==========  =============      ===========


See notes to consolidated financial statements.

BIONUTRICS, INC.
(FORMERLY NUTRAGENICS, INC.)
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------

                                                                                                        JULY 13, 1992
                                                                     TEN MONTH                            (DATE OF
                                                                      PERIOD             YEAR            INCEPTION)
                                                                       ENDED            ENDED                TO
                                                                    OCTOBER 31,       OCTOBER 31,        OCTOBER 31,
                                                                       1995              1996               1996
OPERATING ACTIVITIES:
  Net loss                                                          $(331,485)       $(3,007,547)       $(5,139,991)
  Adjustment to reconcile net loss to net cash used in
    operating activities:
      Depreciation and amortization                                    29,898             27,531            152,499
      Expenses incurred in exchange for common stock                   70,612             65,425            305,123
      Non-employee stock based compensation                                               87,500             87,500
  Changes in operating assets and liabilities:
    Accounts payable                                                  123,130            279,137            565,823
    Accrued expenses and other liabilities                           (124,509)           362,687            656,833
                                                                    ---------        -----------        -----------

          Net cash used in operating activities                      (232,354)        (2,185,267)        (3,372,213)
                                                                    ---------        -----------        -----------

INVESTING ACTIVITIES:
  Additions to property                                                                  (91,900)           (91,900)
  Capitalized technology and organizational costs                      22,882                               583,589
  Net (increase) decrease in notes receivable                         (61,800)           195,702            (17,998)
                                                                    ---------        -----------        -----------

          Net cash (used in) provided by investing activities         (38,918)           103,802            473,691
                                                                    ---------        -----------        -----------

FINANCING ACTIVITIES:
  Proceeds from long-term debt borrowings                             250,000            350,000            986,627
  Proceeds from issuance of stock                                     627,611          6,980,625          7,783,810
  Repayments of long-term debt                                       (194,000)                             (195,555)
                                                                    ---------        -----------        -----------

          Net cash provided by financing activities                   683,611          7,330,625          8,574,882
                                                                    ---------        -----------        -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                             412,339          5,249,160          5,676,360

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                         14,861            427,200
                                                                    ---------        -----------        -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                            $ 427,200        $ 5,676,360        $ 5,676,360
                                                                    =========        ===========        ===========


                                                                     (CONTINUED)

BIONUTRICS, INC.
(FORMERLY NUTRAGENICS, INC.)
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------------------

                                                                                                         JULY 13, 1992
                                                                                 TEN MONTH                  (DATE OF
                                                              PERIOD                YEAR                   INCEPTION)
                                                               ENDED                ENDED                      TO
                                                            OCTOBER 31,          OCTOBER 31,               OCTOBER 31,
                                                               1995                 1996                      1996

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION - Cash paid during the period for interest    $    962             $    39,813              $   122,794
                                                            ========             ============             ===========

SUPPLEMENTAL DISCLOSURES OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:
   The Company incurred loans payable to various stockholders in exchange for services totaling
     $440,077 and $10,051 in 1994 and 1995,
     respectively. In October 1995, the Company repaid these and other stockholder loans and other liabilities totaling $984,669 by issuance of 700,901 common shares of the Company.

   In October 1995, the Company repaid loans payable to a stockholder of $600,000 by issuance of 400,000 common shares of the Company.

   The Company issued a total of 67,715, 65,425 and 1,338,026 common shares in exchange for services totaling $70,612, $65,425 and $305,123 in 1995,
     1996 and from inception to October 31, 1996, respectively.


See notes to consolidated financial statements.                      (Concluded)

BIONUTRICS, INC.
(FORMERLY NUTRAGENICS, INC.)
(A DEVELOPMENT STAGE COMPANY)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TEN MONTH PERIOD ENDED OCTOBER 31, 1995, YEAR ENDED OCTOBER 31, 1996 AND PERIOD FROM JULY 13, 1992 (DATE OF INCEPTION) TO OCTOBER 31, 1996
--------------------------------------------------------------------------------

1.    ORGANIZATION AND BASIS OF PRESENTATION

      BIONUTRICS, INC. ("BIONUTRICS") - Subsequent to October 31, 1996, NutraGenics, Inc. ("NutraGenics") changed its name to Bionutrics. Bionutrics and its wholly-owned subsidiaries, LipoGenics, Inc. ("LipoGenics"), Bionutrics Health Products, Inc. (formed in November 1996 to market the Company's product), and Nutrition Technologies Corporation ("Nutrition Technologies") (collectively referred to as the "Company") is considered a development stage company under Statement of Financial Accounting Standards ("SFAS") No. 7 since no revenues have been earned from the Company's planned principal operations.

      Revenues to date represent amounts derived from a short-term agreement licensing certain proprietary technology, which expired in 1996. The planned principal operations are the development, manufacturing, marketing and selling of dietary supplements using proprietary technology (the "Technology"). The dietary supplement that the Company will be producing and marketing is known as Clearesterol. The Company has marketed its product on a limited basis during the development stage. The product is expected to be marketed beginning in the second or third quarters of fiscal 1997.

      Effective with the December 31, 1994 year-end, the Company changed to a fiscal year-end of October 31.

      The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, during the ten month period ended October 31, 1995, the year ended October 31, 1996 and the period from July 13, 1992 (date of inception) to October 31, 1996, the Company incurred net losses of $331,000, $3,008,000 and $5,140,000, respectively, however, as of October 31, 1995 and 1996, the Company's current assets exceeded its current liabilities by $185,000 and $4,740,000, respectively, and its total assets exceeded its total liabilities by $555,000 and $5,281,000, respectively. Losses incurred to date, the Company's development stage status and the uncertainty regarding the potential market for the Company's product may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

      The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, maintaining adequate financing, and ultimately to attain successful operations.

      Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and sustain operations through the issuance of common stock in private nonregistered transactions. In addition, management intends to further the Company through execution of various distribution and manufacturing agreements and through the development of nonsupplemental technology products.

      To date, management's efforts have been primarily directed towards obtaining initial capital and financing, developing manufacturing and distribution arrangements for its dietary supplement product, conducting research and development, applying for patent approvals and recruiting employees.

      On October 31, 1996, NutraGenics acquired LipoGenics, a company controlled by the controlling stockholders of NutraGenics, through the exchange of 2,092,743 shares of its common stock for all the outstanding common stock of LipoGenics. LipoGenics had previously developed the technology and was the owner of patent applications underlying the technology. NutraGenics was previously licensing the technology to produce and market products therefrom. The business combination has been accounted for in a manner similar to a pooling-of-interests, and, accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the results of LipoGenics.

      LipoGenics and its predecessors effectively commenced operations in 1992 and NutraGenics effectively commenced operations in 1994. Accordingly, the financial statements reflect the accumulated losses of both NutraGenics and LipoGenics.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the amounts of Bionutrics and its wholly-owned subsidiaries, LipoGenics, and Nutrition Technologies. All significant intercompany balances and transactions have been eliminated.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash and cash equivalents.

      PROPERTY AND DEPRECIATION - Property is stated at cost. Depreciation is computed using Modified Accelerated Cost Recovery System ("MACRS") rates over the estimated useful lives of the individual assets, which range from three to five years. Expenditures for additions are capitalized. Expenditures of a repair and maintenance nature are expensed when incurred.

      PATENTS - Patent application costs are capitalized as incurred, however, patents related to costs currently capitalized have not yet been obtained. Amortization will begin when patent approval is obtained using the straight-line method over 17 years.

      INCOME TAXES are accounted for under the asset and liability approach, which can result in recording tax provisions or benefits in periods different from the periods in which such taxes are paid or benefits realized. Deferred federal income taxes result principally from certain tax carryforwards that are recognized for financial reporting purposes in different years than for income tax reporting purposes.

      RESEARCH AND DEVELOPMENT - The cost of research and development is charged to expense as incurred.

      PER SHARE CALCULATION - Net loss for share is calculated based on the weighted average shares outstanding.

      FAIR VALUE OF FINANCIAL INSTRUMENTS - The fair values of notes receivable, accounts payable, accrued compensation and other accrued liabilities approximate the carrying value due to the short-term nature of these instruments.

      NEWLY ISSUED ACCOUNTING PRONOUNCEMENT - In October 1995, SFAS No. 123, Accounting for Stock Based Compensation, was issued. SFAS No. 123 establishes a fair value based method of accounting for stock-based compensation plans and the related disclosures. The Company is required to adopt the disclosure requirements of SFAS No. 123 for the year ending October 31, 1997. The Company has not completed the process of evaluating the impact that will result from SFAS No. 123, but no material impact on the results of operations or the financial condition of the Company is expected.

3.    NOTES RECEIVABLE

      At October 31, 1996, a stockholder and employee owes the Company $16,665 on a note receivable. Principal plus interest calculated at 8% per annum are due on or before April 30, 1998.

      Notes receivable of $197,000 and the related accrued interest at October 31, 1995, from the same individual, were forgiven during the fiscal year ended October 31, 1996 and recorded as compensation expense.

4.    NOTE PAYABLE

      At October 31, 1995, the Company had a note payable of $250,000 to a stockholder of the Company and during 1996, the same stockholder advanced an additional $350,000 to the Company. Prior to October 31, 1996, the stockholder exercised the right and option under the note agreements to accept as repayment 400,000 shares of unregistered common stock of the Company at a price of $1.50 per share.

5.    STOCKHOLDERS' EQUITY

      NutraGenics, Inc. was incorporated in the state of Utah on October 18, 1983, as Novelty Products, Inc. In November 1990, Novelty Products, Inc., changed its domicile to Nevada through a reincorporation merger. In connection with the change of domicile, the company changed its name to Erba Corporation.

      On December 29, 1994, Erba Corporation acquired all 143,204 shares of the common stock of NutraGenics, Inc. (a Delaware corporation incorporated on April 5, 1994) in exchange for 7,134,066 shares of Erba's common stock. Erba then changed its name to NutraGenics, Inc. For accounting purposes, the acquisition has been treated as a recapitalization of NutraGenics, Inc. with that company as the acquiror ("reverse-acquisition"). The historical financial statements prior to December 29, 1994, are those of NutraGenics, Inc.. The pro forma effects of the acquisition for the period prior to the acquisition are not significant.

      One stockholder has the option to purchase 180,000 shares of the Company's unregistered common stock at a price of $1.50 per share for a period of three years starting October 31, 1995. In addition, another stockholder has the option to purchase 110,144 common shares of the Company at a total option price of $150,000 expiring on the earlier of July 21, 2002, or a public offering of shares of common stock. Options to a third stockholder under a prior agreement were fully exercised at October 31, 1996.

      In consideration for consulting services rendered or to be rendered to the Company, one stockholder has a warrant for the purchase of 250,000 shares of restricted, unregistered common stock at the price of $2.50 per share. This stockholder also has unvested warrants that become exercisable at the rate of 50,000 shares per quarter commencing in November 1996 to May 1998 for a total of 350,000 shares. The price of the warrants are $2.50 per share for the first 50,000 and $4 per share for the remaining 300,000. All warrants have ten year exercise periods upon becoming exercisable. The warrants were recorded based on the fair market value at the date of grant, which represents $87,500 at October 31, 1996.

      The Company adopted a stock option plan in 1996 that provides for options to acquire 1,900,000 shares of common stock to be granted to key personnel, consultants or independent contractors who provide valuable services to the Company. The option price per share is 100% (110% for an optionee who is a 10% stockholder) of the fair market value of the stock on the day the option is granted. Options granted under this plan can be exercisable for a period of up to ten years from the date of grant (five years for an option granted to a 10% stockholder). All participants are eligible to receive stock awards and stock appreciation rights, as to be determined by the Company's board of directors. At October 31, 1996, 1,238,000 options with a five year exercise period and an option price of $5 were granted under the plan. These options vest equally over a three year period from the date of grant. No stock awards or stock appreciation rights have been granted under the plan.

      None of the above options or warrants had been exercised at October 31, 1996.

6.    INCOME TAXES

      The Company had no income tax liability at October 31, 1995 or 1996, as it has generated operating losses to date. At October 31, 1996, the Company had available for federal income tax purposes the following tax carryforwards:

      YEAR OF EXPIRATION                                                  AMOUNT

      2009                                                            $1,801,000
      2010                                                               331,000
      2011                                                             3,008,000
                                                                       ---------

      Total net operating losses                                      $5,140,000
                                                                      ==========



      At October 31, 1995 and 1996, a deferred tax asset of approximately $725,000 and $1,748,000, respectively, relating to such potential tax benefits was fully offset by a valuation allowance.

7.    OPERATING LEASE

      The Company leases office space under a three year operating lease beginning December 1, 1995, which contains option renewal provisions and escalation of future rents. Total rental expense was $96,000 for fiscal year 1996. Future minimum lease payments under noncancellable operating leases at October 31 are as follows:

      1997                                                              $ 94,800
      1998                                                                97,700
      1999                                                                 8,100
                                                                           -----

      Total                                                             $200,600
                                                                        ========


8.    RELATED PARTY

      Various stockholders have provided consulting and other administrative services to the Company. Expense for the ten month period ended October 31, 1995, the year ended October 31, 1996 and the period from inception to October 31, 1996 was $69,000, $469,000 and $977,000, respectively, and is included in consulting, research and development, and other operating expenses in the accompanying consolidated statements of operations.

      Interest paid to stockholders in connection with outstanding notes was $34,000, $35,000 and $213,000 for the ten month period ended October 31, 1995, the year ended October 31, 1996 and the period from inception to October 31, 1996, respectively.

9.    JOINT VENTURE

      On July 31, 1996, the Company entered into an agreement with InCon Technologies, L.L.C. to form a limited liability company ("joint venture") to undertake the further research and development of certain non-proprietary dietary supplements and other non-proprietary nutritional and health promoting products and to manufacture, market and sell existing, as well as newly developed supplements and products. The two companies will share equally in the capital contributions, profits and losses derived, and management of the joint venture. No costs have been incurred to date.

                                   * * * * * *

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
NutraGenics, Inc.
Scottsdale, Arizona

We have audited the accompanying balance sheet of NutraGenics, Inc. (a development stage company) as of October 31, 1995, and the related statements of operations, stockholders' equity, and cash flows for the ten months then ended and for the period from April 5, 1994 (inception) to October 31, 1995, and the statement of operations for the period April 5, 1994 to December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NutraGenics, Inc., as of October 31, 1995, and the results of its operations and its cash flows for the ten months then ended and from April 5, 1994 (inception) to October 31, 1995, and the results of its operations for the period April 5, 1994 to December 31, 1994, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses since its inception. Those conditions have raised substantial doubt about the Company's ability to continue as a going concern. Management plans in regard to those matters are described in note 10. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Subsequent to the original issuance of our report on the financial statements, it was discovered that certain related-party transactions had occurred and were not adequately disclosed. Accordingly, these financial statements have been restated to include additional disclosures of the related-party transactions in notes 5 and 12.

LeMaster & Daniels PLLC



Yakima, Washington
December 22, 1995